                                                            BLAKE DAWSON WALDRON
                                                                L A W Y E R S

                             MERGER IMPLEMENTATION
                                   AGREEMENT

                               LIHIR GOLD LIMITED

                                ARBN 069 803 998

                      LIHIR AUSTRALIAN HOLDINGS PTY LIMITED

                                 ACN 121 554 443

                            BALLARAT GOLDFIELDS N.L.

                                 ACN 006 245 441

                                                17 OCTOBER 2006

                                   Level 36
                            Grosvenor Place
                          225 George Street
                            Sydney NSW 2000
                Telephone: + 61 2 9258 6000
                      Fax; + 61 2 92586999      REF: PHM 02-1404-7936

                         (C) BLAKE DAWSON WALDRON 2006

                                    CONTENTS

1.  AGREEMENT TO PROPOSE SCHEME                                   1
2.  CONDITIONS PRECEDENT                                          1
3.  SCHEME                                                        6
4.  OBLIGATIONS OF THE PARTIES                                    6
5.  RESTRICTION ON ACQUIRING SECURITIES                          12
6.  CO-ORDINATION AND TIMING                                     12
7.  CONDUCT OF BUSINESS                                          13
8.  COURT PROCEEDINGS                                            15
9.  REPRESENTATIONS AND WARRANTIES                               15
10. PUBLIC ANNOUNCEMENTS                                         20
11. TERMINATION                                                  20
12. EXCLUSIVITY                                                  22
13. BREAK FEE                                                    23
14. CONFIDENTIALITY                                              25
15. GENERAL                                                      27
16. INTERPRETATION                                               30
SCHEDULE

ANNEXURE

1   SCHEME
2   DEED POLL
3   TIMETABLE
4   JOINT ANNOUNCEMENT

                         MERGER IMPLEMENTATION AGREEMENT

DATE 17 OCTOBER 2006

PARTIES

      LIHIR GOLD LIMITED ARBN 069 803 998 of Level 7, Pacific Place, Cnr Champion Parade and Musgrave Street, Port Moresby, National Capital District, Papua New Guinea (LIHIR)

      LIHIR AUSTRALIAN HOLDINGS PTY LIMITED ACN 121 554 443 of Level 9, AAMI Building, 500 Queen Street, Brisbane Queensland 4000, Australia (LIHIR AUSTRALIA)

      BALLARAT GOLDFIELDS N.L. ACN 006 245 441 of 10 Woolshed Gully Drive, Mt Clear, Victoria 3350, Australia (BALLARAT GOLDFIELDS)

RECITALS

A. Lihir and Lihir Australia have agreed with Ballarat Goldfields for Lihir Australia to acquire all the ordinary issued shares of Ballarat Goldfields by means of a scheme of arrangement.

B.    Ballarat Goldfields intends to propose a scheme of arrangement under Part
      5.1 of the Corporations Act 2001 (Cth) between Ballarat Goldfields and the Scheme Participants, and issue the Scheme Booklet.

C. Lihir and Lihir Australia have agreed with Ballarat Goldfields in good faith to implement the Scheme upon the terms and conditions of this agreement.

OPERATIVE PROVISIONS

1.    AGREEMENT TO PROPOSE SCHEME

      (a) Ballarat Goldfields agrees to propose the Scheme to its members upon and subject to the terms and conditions of this agreement.

      (b) Lihir and Lihir Australia agree to comply with their respective obligations under the Scheme, and provide reasonable assistance to Ballarat Goldfields in proposing and implementing the Scheme, upon and subject to the terms and conditions of this agreement.

2.    CONDITIONS PRECEDENT

2.1   CONDITIONS PRECEDENT TO THE IMPLEMENTATION OF THE SCHEME

      The Scheme will not become Effective unless each of the following conditions precedent is satisfied or waived:

      (a) FIRB APPROVAL: before 8.00am on the Second Court Hearing Date either:

            (i) (FATA APPROVAL) the Treasurer of Australia gives an approval to the acquisition by Lihir Australia of the Ballarat Goldfields Shares under the

                  Foreign Acquisitions and Takeovers Act 1975 (FATA) (that approval to be subject to no conditions or only to those conditions that Lihir Australia considers to be acceptable, acting reasonably):

            (ii) (EXPIRY OF NOTICE PERIOD) the expiry of the relevant period following the giving of notice relating to the acquisition by Lihir Australia of the Ballarat Goldfieids Shares under section 26 of the FATA without any permanent order of prohibition being made under the FATA; or

            (iii) (NO OBJECTION LETTER) the Treasurer indicating to Lihir
                  Australia that there is no objection in terms of the foreign investment policy of the Federal Government to the acquisition by Lihir Australia of the Ballarat Goldfields Shares (that indication to be subject to no conditions or only to those conditions that Lihir Australia considers to be acceptable, acting reasonably).

      (b) REGULATORY APPROVALS: before 8.00am on the Second Court Hearing Date Lihir and Lihir Australia (as appropriate) has obtained PNG Exchange Control Approval and ASIC, PNGSC, SEC, ASX, POMSoX, NASDAQ and AIM as appropriate, issue or provide such consents, waivers or approvals or do other acts which Ballarat Goldfields and Lihir Australia agree are necessary or reasonably desirable to implement the Scheme;

      (c) RESTRAINTS: no temporary restraining order, preliminary or permanent injunction or other order issued by any Court or other material legal restraint or prohibition preventing the Scheme is in effect at 8am on the Second Court Hearing Date;

      (d) NO BALLARAT GOLDFIELDS MATERIAL ADVERSE CHANGE: no Ballarat Goldfields Material Adverse Change occurs or becomes apparent between the date of this agreement and 8.00am on the Second Court Hearing Date;

      (e) NO LIHIR AUSTRALIA MATERIAL ADVERSE CHANGE: no Lihir Australia Material Adverse Change occurs or becomes apparent between the date of this agreement and 8.00am on the Second Court Hearing Date;

      (f) NO BALLARAT GOLDFIELDS PRESCRIBED EVENT: no Ballarat Goldfields Prescribed Event occurs between the date of this agreement and 8.00am on the Second Court Hearing Date;

      (g) NO LIHIR PRESCRIBED EVENT: no Lihir Prescribed Event occurs between the date of this agreement and 8.00am on the Second Court Hearing Date;

      (h) INDEPENDENT EXPERT REPORT: the Independent Expert issues its report which concludes that the Scheme is in the best interests of Scheme Participants before the date on which the Scheme Booklet is registered by ASIC under the Act;

      (i) EXECUTION OF DOCUMENTS: between the date of this agreement and the date of despatch of the Scheme Booklet, Lihir executes the Lihir Australia Deed Poll pursuant to which Lihir covenants in favour of the Scheme Participants to perform its obligations under the Scheme;

      (j) NO BREACH OR TERMINATION: no material breach of this agreement by either party has occurred (which has not been remedied to the satisfaction of the other party) and this agreement has not been terminated before 8.00am on the Second Court Hearing Date;

      (k) BOARD RECOMMENDATION: the Ballarat Goldfields Board has unanimously recommended in the Scheme Booklet that Ballarat Goldfields Shareholders vote in favour of the Scheme in the absence of a Superior Proposal and the Ballarat Goldfields Board has not withdrawn, qualified or varied that recommendation before the date the Scheme is approved by the Scheme Participants;

      (1) SCHEME PARTICIPANTS APPROVAL: the Scheme is approved by the requisite majorities of Scheme Participants in accordance with the Corporations Act;

      (m)   COURT APPROVAL: the Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act on the Second Court Hearing Date;

      (n) OPTION HOLDERS: before 8.00am on the Second Court Hearing Date, all outstanding Options are either exercised by the relevant Option Holders in accordance with their terms of issue, cancelled by Ballarat Goldfields with the agreement of the relevant Option Holders or acquired by Lihir Australia;

      (o) NO COMPETING TRANSACTION: as at 8.00am on the Second Court Hearing Date, Ballarat Goldfields has not entered into any agreement, arrangement or understanding with a Third Party in relation to a Competing Transaction;

      (p) INTEREST IN BALLARAT GOLDFIELDS: between the date of this agreement and the Second Court Hearing Date, no person (other than any existing institutional or portfolio investor who is a Ballarat Goldfields Shareholder at the date of this agreement, Lihir or a subsidiary of Lihir) acquires an interest in securities so as to have a relevant interest in 10% or more of Ballarat Goldfields Shares;

      (q) INDEX DECLINE: between the date of this agreement and the Second Court Hearing Date the S&P ASX 200 Index does not fall below 4,500 on any trading day;

      (r) GOLD PRICE: the Gold Price falls below USD 500 per ounce at any time between the date of this agreement and the Second Court Hearing Date; and

      (s) SHARE SUBSCRIPTION: Ballarat Goldfields has duly issued and allotted the Placement Shares to Lihir Australia under clause 3.3 of the Share Subscription Agreement and Lihir Australia has paid in full the Subscription Price under clause 3.2 of the Share Subscription Agreement.

2.2   BEST ENDEAVOURS AND WAIVER OF CONDITIONS PRECEDENT

      Other than in respect of the conditions precedent in clause 2.1 (a), (1) and (m), which cannot be waived:

      (a) The conditions precedent in clauses 2.1 (b), (c), (h) are for the benefit of each party and any breach or non-fulfilment of those conditions may only be waived with the written consent of each party and each of Ballarat Goldfields, Lihir and Lihir

            Australia must use its best endeavours to procure that each of those conditions and the conditions precedent in clause 2.1 (a) and (j) are satisfied.

      (b) The conditions precedent in clause 2.1(e), (g), (i) and, to the extent of payment of the Subscription price, (s) are for the sole benefit of Ballarat Goldfields and any breach or non-fulfilment of those conditions may only be waived by Ballarat Goldfields giving its written consent and Lihir and Lihir Australia must use its best endeavours to procure that each of those conditions is satisfied.

      (c)   The conditions precedent in clauses 2.1(d), (f), (k), (n), (o), (p),
            (q),(r) and, to the extent of the allotment and issue of the Placement Shares, (s) are for the sole benefit of Lihir Australia and any breach or non-fulfilment of those conditions may only be waived by Lihir Australia giving its written consent and Ballarat Goldfields must use its best endeavours to procure that each of those conditions is satisfied.

      (d)   The condition in clause 2.1(j) is -

            (i) in respect of a material breach by Ballarat Goldfields of this agreement, for the sole benefit of Lihir Australia and any breach or non-fulfilment of the condition in that respect may only be relied on waived by Lihir Australia giving its written consent;

            (ii) in respect of a material breach by Lihir or Lihir Australia of this agreement, for the sole benefit of Ballarat Goldfields and any breach or non-fulfilment of the condition in that respect may only be relied on or waived by Ballarat Goldfields giving its written consent; and

            (iii) is otherwise for the benefit of each party and any breach or non-fulfilment of that condition may only be waived with the written consent of each party.

      (e) Ballarat Goldfields, Lihir and Lihir Australia (as applicable) must cooperate, to the extent reasonably practicable, to assist one another with satisfying their obligations under this clause 2.2.

2.3   REGULATORY APPROVALS

      Without limiting the generality of clause 2.1(b):

      (a) each party must promptly apply for all relevant Regulatory Approvals and take all steps it is responsible for as part of the approval process for the Scheme, including responding to requests for information at the earliest practicable time; and

      (b) each party must use best endeavours to consult with the other in advance in relation to all material communications with any Governmental Agency relating to any Regulatory Approval.

2.4   STATUS OF CONDITIONS PRECEDENT

      (a) Each party must promptly give the other notice of a failure to satisfy a condition precedent in clause 2.1 or of any event that will prevent a condition precedent in clause 2.1 being satisfied.

      (b) Lihir Australia or Ballarat Goldfields (as the case may be) must give written notice to the other party as soon as reasonably practicable (and in any event before 5.00pm on the last Business Day before the Second Court Hearing Date) as to whether or not it waives the breach or non-fulfilment of any condition precedent of this agreement resulting from the occurrence of an event referred to in clause 2.4(a), specifying the condition precedent in question.

      (c) Lihir Australia and Ballarat Goldfields must each provide the Court on the Second Court Hearing Date with a certificate that all the conditions precedent in clause 2.1 are satisfied or if not satisfied, are waived.

      (d) The giving of a certificate by each of Lihir Australia and Ballarat Goldfields under clause 2.4(c) will in the absence of manifest error, be conclusive evidence of the satisfaction or waiver of the conditions precedent referred to in the certificate.

2.5   CONDITIONS PRECEDENT NOT MET

      (a) If any conditions precedent contained in clause 2.1 is not satisfied or waived by the date specified in this agreement for its satisfaction or if the Scheme is not Effective by the End Date, then the parties will consult in good faith:

            (i) with a view to determining whether the Scheme or a transaction which results in a merger of Lihir Australia and Ballarat Goldfields may proceed by way of an alternative approach and, if so, to agree on the terms of such an alternative approach; or

            (ii) to agree to extend the date for satisfaction of the relevant condition precedent or the End Date or to adjourn or change the date of an application to the Court.

      (b) If the parties are unable to reach agreement under clause 2.5(a) by 5pm on the day before the Second Court Hearing Date, then unless that condition is waived in accordance with clause 2.2, a party entitled to the benefit of that condition may (subject to clause 2.5(d)) terminate this agreement.

      (c) A party will not be entitled to terminate this agreement pursuant to clause 2.5(b) if the relevant condition has not been satisfied as a result of;

            (i)   a breach of this agreement by that party; or

            (ii) a deliberate act or omission of that party which either alone or together with other circumstances prevents that condition being satisfied.

      (d) Termination of this agreement under clause 2.5(b) does not affect any accrued rights of either party arising from any breach of this agreement prior to termination.

3.    SCHEME

3.1   OUTLINE OF SCHEME

      Subject to clause 2.1, on the Implementation Date, all of the Scheme Shares will be transferred to Lihir Australia and the Scheme Participants will be entitled to receive the Consideration.

3.2   SCHEME CONSIDERATION

      (a) Lihir must execute the Deed Poll prior to the despatch of the Scheme Booklet and, subject to clauses 3.2(c), Lihir must allot and issue to each Scheme Participant in accordance with the Scheme, five New Lihir Shares for every fifty-four Ballarat Goldfields Shares held by the Scheme Participant at the Record Date.

      (b) Any fractional entitlement of a Scheme Participant to a part of a New Lihir Share will be rounded up or down to the nearest whole number of New Lihir Shares (and will be rounded up if the fractional entitlement is one half).

      (c) Unless Lihir is satisfied that the laws of an Overseas Shareholder's country of residence (as shown in the Register) permit the issue of New Lihir Shares to the Overseas Shareholder either unconditionally or after compliance with terms which Lihir reasonably regards as acceptable and practical, Lihir has no obligation to allot or issue New Lihir Shares to any Foreign Shareholder and instead Lihir must allot and issue the New Lihir Shares to which an Overseas Shareholder would otherwise become entitled to a nominee appointed by Lihir on terms that the nominee must sell those New Lihir Shares at such time or times, in such manner and on such terms and condition as the nominee thinks fit in its absolute discretion and that the nominees must then pay to that Overseas Shareholder the proceeds received.

3.3   ALLOTMENT AND ISSUE OF NEW LIHIR SHARES

      Subject to the Scheme becoming Effective, Lihir must:

      (a) allot and issue the New Lihir Shares on terms such that each New Lihir Share will rank equally in all respects with each existing Lihir Share;

      (b) do everything reasonably necessary to ensure that the New Lihir Shares are approved for official quotation on ASX and POMSoX and that trading in the New Lihir Shares commences by the first Business Day after the Implementation Date; and

      (c) ensure that on issue, each New Lihir Share will be fully paid and free from any mortgage, charge, lien, encumbrance or other security interest.

4.    OBLIGATIONS OF THE PARTIES

4.1   BALLARAT GOLDFIELDS'S OBLIGATIONS

      Ballarat Goldfields must take all necessary steps to implement the Scheme in accordance with the Timetable, including taking each of the following steps:

      (a) SCHEME BOOKLET: prepare and send to Ballarat Goldfields Shareholders a Scheme Booklet which:

            (i) complies with all applicable Australian laws, the Listing Rules and applicable ASIC Policy Statements;

            (ii)  includes the Scheme, notices of meeting and proxy forms;

            (iii) unless the Independent Expert does not conclude that the
                  Scheme is in the best interests of Scheme Participants, includes a statement that the directors of Ballarat Goldfields unanimously recommend that all Scheme Participants vote in favour of the Scheme in the absence of a Superior Proposal; and

            (iv) is updated by all such further or new information which may arise after the Scheme Booklet has been despatched until the date of the Scheme meeting which is necessary to ensure that it is not misleading or deceptive in any material respect (whether by omission or otherwise).

      (b) INDEPENDENT EXPERT: after consulting with Lihir Australia, promptly appoint and brief the Independent Expert (and any other specialist expert required) and provide all assistance and information reasonably requested by the Independent Expert (and any such specialist expert) to enable the preparation of the necessary report(s) for the Scheme Booklet.

      (c) APPROVAL OF SCHEME BOOKLET: as soon as practicable after the conclusion of the review by ASIC of the Regulator's Draft, procure that a meeting of the Ballarat Goldfields Board (or of a committee of the Ballarat Goldfields Board appointed for the purpose) is convened to consider and if thought fit, approve all of the contents of the Scheme Booklet as being in a form appropriate for despatch to the Ballarat Goldfields Shareholders, subject to approval of the Court.

      (d) LIHIR AUSTRALIA INFORMATION: without limiting clause 6.1 include the Lihir Australia Information in the Scheme Booklet subject to such changes as are reasonably requested by Lihir Australia or otherwise agreed by the parties.

      (e) APPLICATION FOR SECTION 411(17)(b) STATEMENT: apply to ASIC for the production of a statement pursuant to section 41l(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme.

      (f) COURT DIRECTION: in accordance with the Timetable, apply to the Court for an order under section 411(1) of the Corporations Act directing Ballarat Goldfields to convene the Scheme Meeting.

      (g) SCHEME MEETING: take all reasonable steps necessary to comply with the orders of the Court including, as required, despatching the Scheme Booklet to the Ballarat Goldfields Shareholders and convening the holding of the Scheme Meeting.

      (h) REGISTRATION OF EXPLANATORY STATEMENT: request ASIC to register the explanatory statement included in the Scheme Booklet in relation to the Scheme in accordance with section 412(6) of the Corporations Act.

      (i) APPROVAL AND IMPLEMENTATION OF SCHEME: if the resolution submitted to the Scheme Meeting in relation to the Scheme is passed by the necessary majorities, apply to the Court for orders approving the Scheme, and if that approval is obtained:

            (i) promptly lodge with ASIC an office copy of the orders approving the Scheme in accordance with section 411(10) of the Corporations Act;

            (ii) close the register of members of Ballarat Goldfields as at the Record Date and determine entitlements to the Consideration in accordance with the Scheme;

            (iii) execute proper instruments of transfer of, and effect and register the transfer of, the Scheme Shares in accordance with the Scheme; and

            (iv) do all other things contemplated by or necessary to give effect to the Scheme and the orders of the Court approving the Scheme.

      (j) PRESCRIBED EVENT: between the date of this agreement and immediately before the Implementation Date, use its best endeavours to ensure that a Ballarat Goldfields Prescribed Event does not occur other than in accordance with this agreement.

      (k) INFORMATION: provide all necessary information about the Scheme Participants to Lihir which Lihir requires in order to facilitate the provision by Lihir of the Consideration.

      (1) REGISTRATION: register all transfers of Ballarat Goldfields Shares held by Scheme Participants to Lihir Australia on the Implementation Date.

      (m)   CONSULT LIHIR AUSTRALIA:

            (i) provide to Lihir Australia a draft of the Scheme Booklet for the purpose of enabling Lihir Australia to review and comment on that draft document;

            (ii) take the comments made by Lihir Australia into account in good faith when producing a revised draft of the Scheme Booklet and before despatching the Scheme Booklet; and

            (iii) not submit the Regulator's Draft to ASIC unless Lihir
                  Australia has had at least 2 Business Days to review and comment on the Regulator's Draft.

      (n) REGULATORY REVIEW PERIOD: during the Regulatory Review Period, keep Lihir Australia at all times informed of any matters raised by ASIC in relation to the Scheme Booklet, and use all reasonable endeavours, in co-operation with Lihir Australia, to resolve any such matters.

      (o) PUBLIC ANNOUNCEMENT: Ballarat Goldfields must state in the public announcement contemplated by clause 10 that the Ballarat Goldfields Board unanimously recommends to Ballarat Goldfields Shareholders that the Scheme be approved in the absence of a Superior Proposal, unless the Independent Expert opines that the Scheme is not in the best interest of Ballarat Goldfields Shareholders.

      (p) PROVIDE A COPY OF THE REPORT: on receipt, provide Lihir Australia with a copy of any draft or final report received from the Independent Expert (or any other specialist expert).

      (q)   REGISTRY DETAILS: subject to the Scheme:

            (i) provide all necessary information about the Scheme Participants to Lihir which Lihir requires in order to assist Lihir to identify the Scheme Participants and facilitate the issue by Lihir of New Lihir Shares as consideration for the Scheme; and

            (ii) direct the Registry to promptly provide any information that Lihir reasonably requests in relation to the Register including any sub-register and, where requested by Lihir, Ballarat Goldfields must procure such information to be provided to Lihir in such electronic form as is reasonably requested by Lihir.

      (r) COURT ORDER: in accordance with the Timetable, apply to the court for an order approving the Scheme in accordance with sections 41l
            (4)(b) and 411(6) of the Corporations Act if approved by the requisite majorities of Scheme Participants.

      (s) Listing: take all reasonable and appropriate steps to maintain Ballarat Goldfields' listing on ASX, notwithstanding any suspension of the quotation of Ballarat Goldfields Shares, up to and including the Implementation Date, including without limitation, making appropriate applications to ASX and ASIC.

4.2   LIHIR AND LIHIR AUSTRALIA'S OBLIGATIONS

      Each of Lihir and Lihir Australia must take all necessary steps within its power to implement the Scheme in accordance with the Timetable, including taking each of the following steps:

      (a) LIHIR AUSTRALIA INFORMATION: promptly provide to Ballarat Goldfields all information regarding Lihir and Lihir Australia, and the New Lihir Shares required by all applicable Australian laws, the Listing Rules and ASIC Policy Statements for inclusion in the Scheme Booklet, which information must;

            (i) contain all information necessary to ensure that the Scheme Booklet complies with the requirements of section 411(3) of the Corporations Act and ASIC Policy Statement 60 in respect of that information;

            (ii)  contain all the information that would be required under section 636(1)(g) of the Corporations Act if the Scheme Booklet were a bidder's statement offering the New Lihir Shares as consideration under a takeover bid, to the extent reasonably applicable;

            (iii) not be misleading or deceptive in any material respect
                  (whether by omission or otherwise) including in the form and context in which it appears in the Scheme Booklet, and to which Lihir Australia has consented; and

            (iv) be updated by all such further or new information which may arise after the Scheme Booklet has been despatched until the date of the Scheme Meeting which is necessary to ensure that it is not misleading or deceptive in any material respect (whether by omission or otherwise).

      (b) INDEPENDENT EXPERT: promptly provide all assistance and information reasonably requested by the Independent Expert (and any other specialist expert required) to enable the preparation of the necessary report(s) for the Scheme Booklet.

      (c) REVIEW OF SCHEME BOOKLET: as soon as practicable after delivery, review the drafts of the Scheme Booklet prepared by Ballarat Goldfields and provide comments on those drafts in good faith.

      (d) APPROVAL OF SCHEME BOOKLET: as soon as practicable after the conclusion of the review by ASIC of the Regulator's Draft, procure that meetings of the Lihir and Lihir Australia Boards (or of a committee of the Lihir and Lihir Australia Boards appointed for the purpose) are convened to consider and if thought fit, approve those sections of the Scheme Booklet that relate to Lihir and Lihir Australia as being in a form appropriate for despatch to the Ballarat Goldfields Shareholders, subject to approval of the Court.

      (e) PRESCRIBED EVENT: between the date of this agreement and immediately before the Implementation Date, use its best endeavours to ensure that a Lihir Prescribed Event does not occur other than in accordance with this agreement.

      (f) REPRESENTATION: if so requested by Ballarat Goldfields, procure that it is represented by counsel at the Court hearings convened for the purposes of section 411(1) and 41l(4)(b) of the Corporations Act in relation to the Scheme, at which, through its counsel, Lihir Australia will undertake (if requested by the Court) to do all such things and take all such steps within its power as may be necessary in order to ensure the fulfilment of its obligations under the Scheme, and, to the extent that leave of the Court is required for Lihir Australia to be represented at those Court hearings, apply for that leave. Nothing in this agreement is to be taken to give Ballarat Goldfields any right or power to make or give undertakings to the Court for or on behalf of Lihir Australia.

      (g) SCHEME CONSIDERATION: if the Scheme becomes Effective, Lihir provide the Consideration in accordance with clause 3.2 on the Implementation Date.

      (h) ASX QUOTATION: ensure that prior to the Second Court Hearing Date, application is made to ASX for the New Lihir Shares which are to be issued to Scheme Participants in accordance with the Scheme are to be approved for official quotation by the ASX on a deferred settlement basis as soon as practicable after the Effective Date and on a normal settlement basis no later than the first business day after the Implementation Date, which approval may be conditional on the issue of those shares and other conditions customarily imposed by the ASX including implementation of the Scheme.

4.3   DISPUTE AS TO CONTENT OF SCHEME BOOKLET

      If Lihir Australia and Ballarat Goldfields disagree on the form or content of the Scheme Booklet, they must consult in good faith to try to settle an agreed form of the Scheme Booklet. If complete agreement is not reached after reasonable consultation, then:

      (a) if the disagreement relates to the form or content of the Lihir Australia Information contained in the Scheme Booklet, Ballarat Goldfields will, acting in good faith, make such amendments as Lihir Australia reasonably requires; and

      (b) if the disagreement relates to the form or content of any other part of the Scheme Booklet, the Ballarat Goldfields Board will, acting in good faith, decide the final form or content of the disputed part of the Scheme Booklet.

4.4   OPTIONS

      (a) Ballarat Goldfields must use its best endeavours to ensure that Vested Option Holders exercise all of their Options before 8.00am on the Second Court Hearing Date in accordance with the relevant Option Terms.

      (b) Ballarat Goldfields must no later than 1 Business Day prior to the Record Date, issue to each Vested Option Holder who has exercised his Options the number of Ballarat Goldfields Shares to which that Vested Option Holder is entitled and must enter the name of the relevant Vested Option Holder in the register of members of Ballarat Goldfields at that time.

      (c) Each Ballarat Goldfields Share issued under clause 4.4(b) will rank equally in all respects with all existing Ballarat Goldfields Shares and will form part of the Ballarat Goldfields Shares which are subject to the Scheme.

      (d) With respect to Unvested Option Holders, Ballarat Goldfields must (at its option with the agreement of the Unvested Option Holders) before 8.00am on the Second Court Hearing Date either:

            (i) Vary the Option Terms if necessary so that the Unvested Option Holders can exercise all of their Options in accordance with clause 4.4(a) as if they were vested Option Holders in which case clause 4.4(b) and (c) will apply mutatis mutandis and Ballarat Goldfields must first obtain any waiver which is required under the Listing Rules to enable that variation to be made;

            (ii) (Subject always to the payment by the Unvested Option Holders of any exercise or strike price that would have applied on exercise of their Unvested Options) cancel all Options held by the Unvested Option Holders on terms acceptable to Ballarat Goldfields and the Unvested Option Holders but only at a price or value per Option (whether in cash or, or, with the agreement of Lihir (not to be unreasonably withheld or delayed), New Lihir Shares) not exceeding the value of the Scheme Consideration as at the date of this Agreement and Ballarat Goldfields must deliver to Lihir Australia evidence of the cancellation of all the Options held by the Unvested Option Holders; or

            (iii) (Subject always to the payment by the Unvested Option Holders of any exercise or strike price that would have applied on exercise of their Unvested Options) Procure that the Unvested Option Holders sell and transfer to Lihir Australia unconditionally all the Options held by the Unvested Option Holders but only at a price or value per Option (whether in cash or , with the agreement of Lihir (not to be unreasonably withheld or delayed),New Lihir Shares) not exceeding the value of the Scheme Consideration as at the date of this Agreement and Ballarat Goldfields must deliver to Lihir Australia duly executed instruments of transfer of all the Options held by the Unvested Option Holders.

4.5   LIHIR BOARD CHANGES

      (a) Following the Implementation Date up to a maximum of two non-executive Ballarat Goldfields directors will be appointed to the LihirBoard.

      (b) BALLARAT GOLDFIELDS BOARD: Ballarat Goldfields will use its reasonable endeavours to:

            (i) take all actions necessary to cause the appointment of that number of nominees of Lihir Australia to the Ballarat Goldfields Board which gives those nominees, acting together, a majority of members of the Ballarat Goldfields Board; and

            (ii) procure that such directors on the Ballarat Goldfields Board as Lihir Australia may nominate must resign with effect from the Effective Date and that each such director must provide written notice to the effect that they have no claim outstanding for loss of office, remuneration or otherwise against Ballarat Goldfields.

4.6   ACCESS TO INFORMATION

      Prior to the Implementation Date, both Ballarat Goldfields and Lihir Australia must keep each other informed of all material developments relating to or affecting the Lihir Australia Group or Ballarat Goldfields Group (as applicable), its financial position and its prospects.

5.    RESTRICTION ON ACQUIRING SECURITIES

      Until the End Date, (other than as a result of the allotment and issue of shares by Ballarat Goldfields to Lihir Australia in accordance with the Share Subscription Agreement or under the Scheme) neither party may (and must ensure that their Related Parties do not) acquire or offer to acquire, any securities or property or any right or option to acquire any securities or property of the other party unless it has received the prior written consent of the other party.

6.    CO-ORDINATION AND TIMING

6.1   CONTENT OF SCHEME BOOKLET AND LIHIR AUSTRALIA INFORMATION

      (a) Ballarat Goldfields must consult with Lihir Australia in accordance with clause 4.1 as to the content of the Scheme Booklet (other than the Lihir Australia Information) and give Lihir Australia and its representatives a reasonable opportunity to provide input about the Scheme Booklet's content and presentation.

      (b) Lihir Australia must consult with Ballarat Goldfields as to the content of the Lihir Australia Information.

6.2   CO-OPERATION

      Ballarat Goldfields and Lihir Australia must each use all reasonable endeavours and utilise all necessary resources (including management, shareholder, marketing and corporate relations resources, as well as the resources of external advisers) to produce the Scheme Booklet and implement the Scheme in accordance with the Timetable. Ballarat Goldfields and Lihir Australia will for this purpose discuss the content of drafts of the Scheme Booklet and Ballarat Goldfields. Each party must procure that its officers and advisers work (including by attending meetings and by providing information) in good faith and in a timely and co-operative fashion with the other party to implement the Scheme in accordance with the Timetable and to prepare all documents required relating to the Scheme.

6.3 ACCESS BY LIHIR AND LIHIR AUSTRALIA TO PEOPLE AND BALLARAT GOLDFIELDS INFORMATION

      Between the date of this agreement and the earlier of 5:00pm on the Business Day before the Second Court Hearing Date and the date this agreement is terminated, Ballarat Goldfields will provide Lihir and Lihir Australia and its officers and advisers with reasonable access to Ballarat Goldfields' officers and advisers and documents, records, and other information (subject to any existing confidentiality obligations owed to third parties, or applicable privacy laws) which Lihir or Lihir Australia reasonably requires for the purposes of preparing for carrying on the business of Ballarat Goldfields following implementation of the Scheme.

7.    CONDUCT OF BUSINESS

7.1   CONDUCT OF BUSINESS

      From the date of this agreement up to and including the Implementation Date, each of Ballarat Goldfields and Lihir must conduct its business in the ordinary and normal course consistent with business plans and budgets made public or disclosed to the other party prior to the date of this agreement and in substantially the same manner as previously conducted.

7.2   SPECIFIC OBLIGATIONS

      Without limiting clause 7.1 and other than with the prior approval of Lihir (which approval must not be unreasonably withheld or delayed) or as required by this agreement Ballarat Goldfields must, from the date of this agreement up to and including the Implementation Date, use all reasonable endeavours to:

      (a) BUSINESS AND ASSETS: maintain its business and assets and conduct its business in the ordinary and proper course;

      (b) OFFICERS AND EMPLOYEES: keep available the services of its officers and employees;

      (c) RELATIONSHIPS: preserve its relationships with customers, suppliers, licensors, licensees, joint venturers and others with whom it has business dealings; and

      (d) CHANGE OF CONTROL PROVISIONS: identify any change of control or similar provisions in any significant contracts or any joint venture documentation and seek the consents of relevant persons who have rights in respect of those persons to the transactions contemplated by the Scheme.

7.3   BALLARAT GOLDFIELDS PROHIBITED ACTIONS

      Other than with the prior approval of Lihir (which approval must not be unreasonably withheld or delayed) or as required by this agreement Ballarat Goldfields must not from the date of this agreement up to and including the Implementation Date do any of the following (or agree to do so):

      (a) ASSETS AND OPERATIONS: cease or suspend development of any of its operations;

      (b) ACQUISITIONS AND DISPOSALS: acquire or dispose of any tenement or asset having a book value or for consideration of more than $500,000 except as is in the ordinary and normal course consistent with business plans and budgets made public or disclosed to the other party prior to the date of this agreement;

      (c) JOINT VENTURES: enter into any joint venture, partnership or similar arrangement;

      (d) CAPITAL EXPENDITURE: incur any capital expenditure in respect of any item which exceeds $500,000 except as is in the ordinary and normal course consistent with business plans and budgets made public or disclosed to the other party prior to the date of this agreement;

      (e) HEDGE CONTRACTS: enter into any hedge contract (or similar risk management arrangement) other than in accordance with policies which have been approved by the Ballarat Goldfields Board as at the date of this agreement;

      (f) EMPLOYEES: terminate any Senior Employee, engage any new Senior Employee or increase the remuneration of any Senior Employee or issue any securities or options to any director or Senior Employee or otherwise vary any agreement with any of its directors or Senior Employees;

      (g) TERMINATION PAYMENTS: pay a director or employee a termination payment, other than as provided for in an existing employment contract in place as at the date of this agreement a copy of which has previously been provided to Lihir;

      (h) FINANCIAL ARRANGEMENTS: borrow any money, grant any security or encumbrance over any of the assets of Ballarat Goldfields or enter into any financing arrangements (including off-balance sheet arrangements) (and for clarification, this clause 7.3(h) does not prohibit Ballarat Goldfields from entering into financial accommodation which can only be drawn after the termination of this agreement and which can be cancelled by Ballarat Goldfields without penalty if the Scheme becomes Effective);

      (i) DIVIDENDS: announce, declare or pay any dividend, bonus or other distribution of its shareholder profits or shareholder assets or returning or agreeing to reduce its capital or return any capital to its members;

      (j) PRESCRIBED EVENT: take any action which would be reasonably expected to give rise to a Ballarat Goldfields Prescribed Event;

      (k) INFORMATION TECHNOLOGY: take any action in respect of its information technology systems which would have a material impact on those systems; or

      (l) LICENCES, PERMITS AND APPROVALS: dispose of, cancel, relinquish or amend any licence, permit or other approval necessary for the development and mining of its operations.

8.    COURT PROCEEDINGS

8.1   APPEAL PROCESS

      If the court refuses to make orders convening the Scheme Meeting or approving the Scheme, Lihir Australia and Ballarat Goldfields must consult with each other in good faith as to whether to appeal the court's decision and if Queen's Counsel or Senior Counsel representing Lihir Australia or Ballarat Goldfields in relation to the Scheme indicates that, in his or her opinion, an appeal would likely have less than a 50% prospect of success, either party may terminate this agreement in accordance with clause 11.

8.2   DEFENCE OF PROCEEDINGS

      Each of Lihir Australia and Ballarat Goldfields must vigorously defend, or must cause to be vigorously defended, any lawsuits or other legal proceeding brought against it (or any of its subsidiaries) challenging this agreement or the completion of the Scheme. Neither Lihir Australia nor Ballarat Goldfields may settle or compromise (or permit any of its subsidiaries to settle or compromise) any claim brought in connection with this agreement without the prior written consent of the other, such consent not to be unreasonably withheld.

8.3   COSTS

      Any costs incurred as a result of the operation of this clause 8 will be borne by the parties in equal shares.

9.    REPRESENTATIONS AND WARRANTIES

9.1   LIHIR REPRESENTATIONS

      Save as disclosed in writing by Lihir prior to execution of this agreement:

      (a) Lihir represents and warrants to Ballarat Goldfields each of the matters set out in clause 9.1(b) as at the date of this agreement, the date of the Scheme Meeting, 8.00am on the Second Court Hearing Date, the Implementation Date and any other date to which a representation in clause 9.1(b) is expressed to be given.

      (b)   Lihir represents and warrants that:

            (i) Each of Lihir and Lihir Australia is a validly existing corporation registered under the laws of its place of incorporation;

            (ii) as at the date of this agreement Lihir's issued equity securities comprise 1,284,224,710 ordinary shares there are no preference shares nor any options of any class on issue, and neither Lihir nor any of its Subsidiaries are under any obligation to issue and have not granted any person the right to call for the issue of any shares or other securities in Lihir or any of its Subsidiaries other than pursuant to the Lihir Australia Executive Share Plan;

            (iii) the execution and delivery of this agreement by Lihir and
                  Lihir Australia has been properly authorised by all necessary corporate action and Lihir and Lihir Australia has full corporate power and lawful authority to execute and deliver this agreement and to perform or cause to be performed its obligations under this agreement;

            (iv) (subject to laws generally affecting creditors' rights and the principles of equity) this agreement constitutes legal, valid and binding obligations on it and execution and performance of this agreement will not result in a breach of or default under Lihir's or Lihir Australia's constitution or any agreement or deed or any writ, order or injunction, rule or regulation to which Lihir or any of its Subsidiaries is a party or to which they are bound (except for such breaches or defaults as would not have a material adverse effect on the consolidated financial position of Lihir) or require any consent, approval, authorisation or permit from any Government Agency, except for the Regulatory Approvals;

            (v) the New Lihir Shares to be issued in accordance with clause 3.2, will be duly authorised and validly issued, fully paid, free of all security interests and third party rights and will rank equally with all other Lihir Shares then on issue (other than the B Class shares in the capital of Lihir);

            (vi) the Lihir Australia Information provided to Ballarat Goldfields for inclusion in the Scheme Booklet as at the date it is despatched will comply with clause 4.2(a)(i); and is complete, accurate and not misleading in all material respects (including by omission);

            (vii) it will provide Ballarat Goldfields all such further or new information of which it becomes aware that arises after the Scheme Booklet has been despatched until the date of the Scheme Meeting where that is necessary to ensure that the Scheme Booklet continues to comply with the Corporations Act;

            (viii) it has complied with its continuous disclosure obligations under the ASX Listing Rules and Corporations Act and its accounts are prepared on a consistent basis with past practices (except to the extent that adoption of AIFRS requires a change to past practices) and in accordance with all relevant accounting standards;

            (ix) the Lihir Australia Information contained in the Scheme Booklet will be included in good faith and on the understanding that Ballarat Goldfields and its directors will rely on that information for the purposes of considering and approving the Scheme Booklet before it is despatched, and implementing the Scheme;

            (x) it and its subsidiaries have complied in all material respects with all material Australian, Papua New Guinea and other foreign laws and regulations applicable to them (other than as part of its implementation of the control requirements of the Sarbanes-Oxley Act (US), Lihir is currently identifying and rectifying deficiencies in accordance with section 404 testing) and have all material licenses, permits and franchises necessary for them to conduct their respective businesses as presently being conducted;

            (xi) Lihir has provided to Ballarat Goldfields all information actually known to it (having made reasonable enquiries) as at the date of this agreement regarding matters affecting or relating to it:

                  (A)   which is not already in the public domain; and

                  (B) the disclosure of which might reasonably be expected to have resulted in Ballarat Goldfields not entering into this agreement at all or only entering into this agreement on materially different terms;

            (xii) to the extent information provided to Ballarat Goldfields, whether under due diligence or not, in connection with this agreement, includes forward looking statements, those forward looking statements are based on assumptions which Lihir believes, as at the date the information was provided, and continues to believe, to be reasonable; and

            (xiii) it and its subsidiaries have all material mining licences, environmental approvals, planning permits, approved work plans and other consents necessary for the development and mining of its operations,

9.2   LIHIR'S INDEMNITIES

      Lihir agrees with Ballarat Goldfields to indemnify and keep indemnified Ballarat Goldfields from and against all claims, liabilities and loss which Ballarat Goldfields may suffer or incur by reason of any breach of any of the representations and warranties in clause 9.1(b).

9.3   BALLARAT GOLDFIELDS REPRESENTATIONS

      Save as disclosed in writing by Ballarat Goldfields prior to execution of this agreement:

      (a) Ballarat Goldfields represents and warrants to Lihir each of the matters set out in clause 9.3(b) as at the date of this agreement, the date of the Scheme Meeting, 8.00am on the Second Court Hearing Date, the Implementation Date and any other date to which a representation in clause 9.3(b) is expressed to be given.

      (b)   Ballarat Goldfields represents and warrants to Lihir that:

            (i) it is a validly existing corporation registered under the laws of its place of incorporation;

            (ii) as at the date of this agreement Ballarat Goldfields's issued equity securities comprise 1,198,653,935 ordinary shares, 17,050,000 options over ordinary shares, there are no preference shares of any class on issue, and neither Ballarat Goldfields nor any of its Subsidiaries are under any obligation to issue and have not granted any person the right to call for the issue of any shares or other securities in Ballarat Goldfields or any of its Subsidiaries other than pursuant to the Ballarat Goldfields Share Plans;

            (iii) as at the date of this agreement, there are 11,750,000 Vested
                  Options and 5,300,000 Unvested Options and the details of the Issued Options and Option Holders contained in the Schedule are complete and accurate in all respects;

            (iv) the execution and delivery of this agreement by Ballarat Goldfields has been properly authorised by all necessary corporate action and Ballarat Goldfields has full corporate power and lawful authority to execute and deliver this agreement and to perform or cause to be performed its obligations under this agreement;

            (v) (subject to laws generally affecting creditors' rights and the principles of equity) this agreement constitutes legal, valid and binding obligations on it and execution and performance of this agreement will not result in a breach of or default under Ballarat Goldfields's constitution or any agreement or deed or any writ, order or injunction, rule or regulation to which Ballarat Goldfields or any of its Subsidiaries is a party or to which they are bound (except for such breaches or defaults as would not have a material adverse effect on the consolidated financial position of Ballarat Goldfields) or require any consent, approval, authorisation or permit from any Government Agency, except for the Regulatory Approvals;

            (vi) so far as it is aware (after making reasonable enquiries), all information provided by or on behalf of Ballarat Goldfields to Lihir during the course of negotiations in relation to the merger of the parties and the preparation of the Scheme Booklet is complete, accurate and not misleading in all material respects (including by omission);

            (vii) it has complied with its continuous disclosure obligations under the Listing Rules and Corporations Act, and its accounts are prepared on a consistent basis with past practices (except to the extent that adoption of AIFRS requires a change to past practices) and in accordance with all relevant accounting standards;

            (viii)the Ballarat Goldfields Information contained in the Scheme
                  Booklet will be included in good faith and on the understanding that Lihir and Lihir Australia and their respective directors will rely on that information for the purposes of considering and approving the Lihir Australia Information in the Scheme Booklet before it is despatched, approving the entry into the Deed Poll under clause 2.1(i) and implementing the Scheme;

            (ix) Ballarat Goldfields has provided to Lihir all information actually known to it (having made reasonable enquiries) as at the date of this agreement regarding matters affecting or relating to it:

                  (A)   which is not already in the public domain; and

                  (B) the disclosure of which might reasonably be expected to have resulted in Lihir Australia not entering into this agreement at all or only entering into this agreement on materially different terms;

                  (x) to the extent information provided to Lihir, whether under due diligence or not, in connection with this agreement, includes forward looking statements, those forward looking statements are based on assumptions which Ballarat Goldfields believes, as at the date the information was provided, and continues to believe, to be reasonable;

                  (xi) it and its subsidiaries have complied in all material respects with all material Australian and foreign laws and regulations applicable to them and have all material licenses, permits and franchises necessary for them to conduct their respective businesses as presently being conducted;

                  (xii) it and its subsidiaries have all material mining
                        licences, environmental approvals (including a properly assessed and approved Environment Effects Statement), planning permits, approved work plans and other consents necessary for the development and mining of the Ballarat Goldfields East Project; and

                  (xiii)no person has any right under any provision of any
                        agreement or other instrument to which Ballarat Goldfields or any subsidiary of Ballarat Goldfields is a party or is legally bound which arises or would arise as a result of the acquisition of Ballarat Goldfields Shares by Lihir Australia or the entry into or performance of this Agreement and, if exercised by that person, results, or could result in a Ballarat Goldfields Material Adverse Change.

9.4   BALLARAT GOLDFIELDS'S INDEMNITY

      Ballarat Goldfields agrees with Lihir to indemnify and keep indemnified Lihir and Lihir Australia from and against all claims, liabilities and loss which Lihir or Lihir Australia may suffer or incur by reason of any breach of any of the representations and warranties in clause 9.3(b).

9.5   RELIANCE BY PARTIES

      Each party (the REPRESENTOR) acknowledges that:

      (a) in entering into this agreement each other party has relied on the representations and warranties provided by the Representor under this clause 9. The representations and warranties provided by the Representor are not extinguished or affected by any investigation made by or on behalf of any other party into the affairs or business of the Representor or its Related Parties; and

      (b) any breach of the representations and warranties provided by the Representor under this clause 9 after the Scheme becomes Effective may only give rise to a claim in damages and cannot result in a termination of this agreement.

9.6   SURVIVAL OF REPRESENTATIONS AND INDEMNITIES

      (a) The representations, warranties provided by each party under this clause 9:

            (i)   are severable;

            (ii)  will survive the termination of this agreement; and

            (iii) are given with the intent that liability under them will not be confined to breaches of them discovered prior to the date of termination of this agreement.

      (b)   The indemnities provided by each party under this clause 9 will:

            (i)   be severable;

            (ii)  be a continuing obligation;

            (iii) constitute a separate and independent obligation of the party giving the indemnity from any other obligations of such party under this agreement; and

            (iv)  survive the termination of this agreement.

10.   PUBLIC ANNOUNCEMENTS

10.1  ANNOUNCEMENTS OF SCHEME

      Immediately after the execution of this agreement, the parties must make the Agreed Announcements.

10.2  PUBLIC ANNOUNCEMENT AND SUBMISSIONS

      Subject to clause 10.3, each party must consult with the other prior to making any other public announcements in connection with the Scheme.

10.3  REQUIRED DISCLOSURE

      Where a party is required by law, the Listing Rules or any other applicable stock exchange regulation to make any announcement or make any disclosure relating to matter the subject of the Scheme, it may do so only after it has given the other party as much notice as possible and has consulted with the other party as to the content of that announcement of disclosure.

10.4  MARKET AND ANALYST BRIEFINGS

      Each party must use its reasonable endeavours (subject to its disclosure obligations under the Listing Rules and Relevant Companies Legislation) to ensure that any briefing to analysts, the media or shareholders in relation to the Scheme or the subject matter of this agreement is a joint briefing.

11.   TERMINATION

11.1  TERMINATION FOR BREACH

      This agreement may be terminated at any time prior to 8.00am on the Second Court Hearing Date by a party if:

      (a) the other party is in material breach of any clause of this agreement or there has been a material breach of a material representation or warranty given by that other party under clause
            9.1 or 9.3 (as applicable) before the Second Court Hearing Date;

      (b) the non-defaulting party has given notice to the other party specifying the breach and stating an intention to terminate this agreement; and

      (c) the breach has not been remedied within seven Business Days (or any shorter period ending at 5.00pm on the last Business Day before the Second Court Hearing Date) from the date a notice under clause 11. l(b) is given.

11.2  NO-FAULT TERMINATION

      This agreement may be terminated by either party, if the Scheme has not become Effective on or before the End Date and may also be terminated at any time prior to 8.00am on the Second Court Hearing Date:

      (a) by either party, if the resolution submitted to the Scheme Meeting is not approved by the requisite majorities;

      (b) by either party, if the Court or other Government Agency has issued an order, decree or ruling or taken other action which permanently restrains or prohibits the Scheme or the acquisition of the Ballarat Goldfields Shares and the parties fail to agree on conducting an appeal within 5 Business Days;

      (c)   in accordance with and pursuant to clause 2.5 or clause 8.1;

      (d)   by Lihir Australia if any of the events described in paragraphs (a),
            (b) or (c) of clause 13.1 occurs;

      (e) by Lihir Australia, if a person (other than Lihir Australia or its Associates or any existing institutional or portfolio investor who is a Ballarat Goldfields Shareholder at the date of this agreement) has, together with its Associates, the power to exercise or control the exercise of, a right to vote attached to at least 10% of the Ballarat Goldfields Shares;

      (f) by either party if the Independent Expert opines that the Scheme is not in the best interests of Ballarat Goldfields Shareholders; or

      (g) by either party if an Insolvency Event has occurred in relation to Ballarat Goldfields or Lihir Australia or any of their related bodies corporate.

11.3  EFFECT OF TERMINATION

      (a) Termination of this agreement under clause 11.1 or 11.2 (including under clause 2.5 or clause 8.1) does not affect any accrued rights arising from a breach of this agreement prior to termination.

      (b)   Clauses 9.6 and 15 survive termination of this agreement.

11.4  NOTIFICATION OF BREACH AND COMPLIANCE CERTIFICATE

      (a) Ballarat Goldfields, Lihir and Lihir Australia will respectively promptly advise each other in writing of:

            (i) a representation or warranty provided in this agreement by either party becoming false; or

            (ii)  a breach of this agreement by it.

      (b) By 5.00pm on the Business Day immediately before the Second Court Hearing Date, each of Lihir Australia and Ballarat Goldfields must execute and deliver to the other party a certificate signed by a director and made in accordance with a resolution of the relevant Board confirming that (except as previously disclosed in writing):

            (i) it (and in the case of Lihir Australia, also including Lihir) has complied in all material respects with its obligations under this agreement; and

            (ii) the representations and warranties given by it in clause 9 remain true and correct in all material respects.

12.   EXCLUSIVITY

12.1  TERMINATION OF EXISTING DISCUSSIONS

      Ballarat Goldfields represents and warrants that, other than the discussions in respect of the Scheme, it has terminated any other negotiations or discussions in respect of any Competing Transaction with any other person.

12.2  NO-SHOP RESTRICTION

      During the Non-Solicitation Period, Ballarat Goldfields must ensure that neither it nor any of its Related Parties directly or indirectly solicits, invites, facilitates, encourages or initiates any enquiries, negotiations or discussions, or communicates any intention to do any of these things, with a view to obtaining any expression of interest, offer or proposal from any other person in relation to a Competing Transaction.

12.3  NO-TALK RESTRICTION

      Subject to clause 12.6, during the Non-Solicitation Period, Ballarat Goldfields must ensure that neither it nor any of its Related Parties negotiates or enters into, participates in negotiations or discussions with any other person regarding a Competing Transaction or potential Competing Transaction or grants any other person any right or access to conduct due diligence investigations in respect of Ballarat Goldfields, even if:

      (a) that other person's Competing Transaction was not directly or indirectly solicited or initiated by the party or any of its Related Parties; or

      (b)   that person has publicly announced their Competing Transaction.

12.4  NOTIFICATION

      During the Non-Solicitation Period, if Ballarat Goldfields is approached by any person to engage in any activity that would breach its obligations in clauses 12.2 or 12.3 (or would breach its obligations in clause 12.3 if it were not for clause 12.6) (PRESCRIBED ACTIVITY), Ballarat Goldfields must immediately inform Lihir Australia of the fact, the identity of that person, the key terms of any proposal made by that person and a copy of any such proposal (OTHER PROPOSAL).

12.5  LIHIR AUSTRALIA'S RIGHT TO MATCH OTHER PROPOSAL

      Ballarat Goldfields must not enter into any agreement, arrangement or understanding in relation to the Other Proposal unless Ballarat Goldfields has notified Lihir Australia in accordance with clause 12.4 and Lihir Australia has not, within 2 business days of that notification, submitted a written proposal (LIHIR AUSTRALIA'S PROPOSAL) to Ballarat Goldfields which is on terms no less favourable than the terms of the Other Proposal. If Lihir Australia's Proposal is on terms no less favourable than the Other Proposal, Ballarat Goldfields must, in the absence of a more favourable offer, proceed exclusively with Lihir Australia's Proposal, otherwise Ballarat Goldfields may proceed exclusively with the more favourable offer.

12.6  EXCEPTION TO NO-TALK

      Despite anything else in this agreement, the restrictions in clause 12.3 do not apply to restrict Ballarat Goldfields taking any action with respect to a bona fide Competing Transaction in respect of all the Ballarat Goldfields Shares or substantially all of Ballarat Goldfields businesses (which was not solicited or initiated by Ballarat Goldfields in contravention of clause 12.2) where it is a Superior Proposal and would otherwise be prohibited by the terms of this clause.

13.   BREAK FEE

13.1  BALLARAT GOLDFIELDS BREAK FEE

      Subject to clause 13.2 and clause 13.3:

      (a)   if any director of Ballarat Goldfields;

            (i) makes any public statement prior to the approval of the Scheme by the Court under section 411(4)(b) to the effect that he or she does not support (or no longer supports) the Scheme; or

            (ii) (without limiting (i) above) fails to recommend the Scheme or, having done so, any director of Ballarat Goldfields publicly withdraws or varies his or her favourable recommendation of the Scheme (or any part of it) prior to the approval of the Scheme by the Court under section 411(4)(b);

            other than (in either such case):

                  (A) in circumstances where Ballarat Goldfields is entitled to terminate this agreement under clause 2.5(b); or

                  (B) because the Independent Expert has concluded in the Independent Expert's Report that the Scheme is not in the best interests of Ballarat Goldfields Shareholders;

      (b) if any director of Ballarat Goldfields publicly recommends, promotes or otherwise endorses a Competing Transaction in relation to Ballarat Goldfields; or

      (c)   if:

            (i) before the Scheme becomes Effective a Competing Transaction in relation to Ballarat Goldfields is announced or open for acceptance;

            (ii) the person proposing the Competing Transaction (either alone or together with its Associates) acquires a Relevant Interest in 20% or more in the voting shares of Ballarat Goldfields; and

            (iii) that Competing Transaction is more favourable to Scheme
                  Participants than the Scheme, taking into account all terms and conditions of the Competing Transaction,

      then Ballarat Goldfields must pay to Lihir Australia the Break Fee Amount in accordance with clause 13.5.

13.2  NO PAYMENT IF PRIOR TERMINATION OR SCHEME BECOMES EFFECTIVE

      The Break Fee Amount is not payable under clause 13.1 if:

      (a) prior to an event referred to in that clause occurring, this agreement has already been validly terminated, or

      (b) the Scheme becomes Effective notwithstanding the occurrence of any event under clause 13.1

13.3  COMPLIANCE WITH LAW

      If it is finally determined following the exhaustion of all reasonable avenues of appeal to the Takeovers Panel or a court that all or any part of a Break Fee Amount required to be paid under clause 13.1 (IMPUGNED AMOUNT) is:

      (a)   unlawful;

      (b)   involves a breach of directors' duties; or

      (c)   constitutes unacceptable circumstances,

      then:

      (d) the requirement to pay the Break Fee Amount does not apply to the extent of the Impugned Amount; and

      (e) if Ballarat Goldfields or Lihir Australia (as applicable) has received the Impugned Amount, it must refund it within 10 Business Days of the final determination being made.

13.4  ACKNOWLEDGMENTS

      (a)   Ballarat Goldfields acknowledges that:

            (i) Lihir and Lihir Australia will incur significant costs, expenses, outgoings and losses if the Scheme is not successful and Lihir Australia does not acquire the Ballarat Goldfields Shares, and that it is not possible to accurately ascertain these costs, and

            (ii) the Break Fee Amount represents a genuine and reasonable pre-estimate of the internal, external advisory and financial costs (and all associated out of pocket expenses) of Lihir and Lihir Australia in relation to the proposed Scheme and the acquisition of the Ballarat Goldfields Shares.

      (b)   Ballarat Goldfields confirms that:

            (i) it has received legal advice on this agreement and the operation of this clause; and

            (ii) it considers this clause to be fair and reasonable and that it is appropriate to agree to the terms in this clause in order to secure the significant benefits to it (and its shareholders) resulting from the Scheme.

13.5  PAYMENT

      Any payment of the Break Fee Amount required under this clause 13 must be made within 5 Business Days of receipt of a written demand from Lihir Australia. The demand may only be made after:

      (a)   the Scheme fails to become Effective by the End Date; or

      (b)   this agreement is terminated in accordance with its terms.

14.   CONFIDENTIALITY

14.1 BALLARAT GOLDFIELDS'S OBLIGATIONS

      Ballarat Goldfields acknowledges and agrees that:

      (a) it will use the Lihir Australia Confidential Information exclusively for the purpose of due diligence and preparing the Scheme Booklet and for no other purpose (and, without limitation, will not make any use of the Lihir Australia Confidential Information or any part of it to the competitive disadvantage of Lihir Australia or any of its Related Parties);

      (b) it will keep the Lihir Australia Confidential Information in confidence and will not disclose the Lihir Australia Confidential Information except:

            (i) to such Representatives of Ballarat Goldfields as require the Lihir Australia Confidential Information for the purpose of preparing the Scheme Booklet, but only if any such person owes a duty of confidentiality to Ballarat Goldfields and is aware of the obligations of Ballarat Goldfields under this clause 14.1;

            (ii)  as required by law; or

            (iii) with the prior consent of Lihir Australia;

      (c) it will immediately notify Lihir Australia of any suspected or actual unauthorised use, copying or disclosure of the Lihir Australia Confidential Information; and

      (d) it will, upon request by Lihir Australia, return to Lihir Australia all Lihir Australia Confidential Information provided to Ballarat Goldfields and its Representatives, together with any notes, records or copies of the Lihir Australia Confidential Information generated by any such person.

14.2  LIHIR AUSTRALIA'S OBLIGATIONS

      Each of Lihir and Lihir Australia acknowledges and agrees that:

      (a) it will not make any use of the Ballarat Goldfields Confidential Information or any part of it except in connection with the Scheme, a Competing Transaction in relation to Ballarat Goldfields or any other transaction contemplated by this agreement and will not make any use of the Ballarat Goldfields Confidential Information or any part of it to the competitive disadvantage of Ballarat Goldfields or any of its Related Parties;

      (b) it will keep the Ballarat Goldfields Confidential Information in confidence and will not disclose the Ballarat Goldfields Confidential Information except:

            (i) to such Representatives of Lihir or Lihir Australia as require the Ballarat Goldfields Confidential Information in connection with the Scheme, a Competing Transaction in relation to Ballarat Goldfields or any other transaction contemplated by this agreement, but only if any such person owes a duty of confidentiality to Lihir and Lihir Australia and is aware of the obligations under this clause 14.2;

            (ii)  as required by law; or

            (iii) with the prior consent of Ballarat Goldfields;

      (c) it will immediately notify Ballarat Goldfields of any suspected or actual unauthorised use, copying or disclosure of the Ballarat Goldfields Confidential Information; and


      (d) it will, upon request by Ballarat Goldfields, return to Ballarat Goldfields all Ballarat Goldfields Confidential Information provided to either Lihir or Lihir Australia and its Representatives, together with any notes, records or copies of the Ballarat Goldfields Confidential Information generated by any such person.

15.   GENERAL

15.1  FURTHER ACTS

      Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by any other part to give effect to this agreement.

15.2  NOTICES

      Any communication under or in connection with this agreement:

      (a)   must be in writing;

      (b)   must be addressed as shown below:

            LIHIR

            Address:               Level 7, Pacific Place
                                   Cnr Champion Parade and Musgrave Street
                                   Port Moresby, National Capital District,
                                   Papua New Guinea

            Fax No:                (+675)321 4705

            For the attention of:  the Investor Relations Manager

            BALLARAT GOLDFIELDS

            Address:               10 Woolshed Gully Drive
                                   Mt Clear, Victoria 3350, Australia

            Fax No:                03 5331 7927

            For the attention of:  the Managing Director

            LIHIR AUSTRALIA

            Address:               Level 9, AAMI Building
                                   500 Queen Street
                                   Brisbane, Queensland 4000, Australia

            Fax No:                07 3318 9203

            For the attention of:  Investor Relations Manager

            (or as otherwise notified by that party to the other party from time to time);

      (c) must be signed by the party making the communication or by a person duly authorised by that party;

      (d) must be delivered or posted by prepaid post to the address, or sent by fax to the number of the addressee, in accordance with clause 15.2(b); and

      (e)   will be deemed to be received by the addressee:

            (i) (in the case of prepaid post) on the third business day after the date of posting;

            (ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5.00pm on a Business Day, when that communication will be deemed to be received at 9.00am on the next Business Day; and

            (iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in clause 15.2(b), unless that delivery is not made on a Business Day, or after 5.00pm on a Business Day, when that communication will be deemed to be received at 9.00am on the next Business Day.

15.3  GST

      (a) Unless expressly included, the consideration for any supply under or in connection with this agreement does not include GST.

      (b) To the extent that any supply made by a party to another party (Recipient) under or in connection with this agreement is a taxable supply and a tax invoice has been provided to the Recipient, the Recipient must pay, in addition to the consideration to be provided under this agreement for that supply (unless it expressly includes
            GST) an amount equal to the amount of that consideration (or its GST exclusive market value) multiplied by the rate at which GST is imposed in respect of the supply.

      (c) The amount of GST payable in accordance with this clause 15.3 will be paid at the same time and in the same manner as the consideration otherwise payable for the supply is provided.

15.4  STAMP DUTIES

      Lihir must pay all stamp duties (if any) and any fines and penalties with respect to stamp duty in respect of this agreement or the Scheme or the steps to be taken under this agreement or the Scheme.

15.5  EXPENSES

      Except as otherwise provided in this agreement, each party will pay its own costs and expenses in connection with the negotiation, preparation, execution, and performance of this agreement and the Scheme Booklet and the proposed, attempted or actual implementation of this agreement and the Scheme.

15.6  AMENDMENTS

      This agreement may only be varied by a document signed by or on behalf of each of the parties.

15.7  ASSIGNMENT

      A party cannot assign, novate or otherwise transfer any of its rights or obligations under this agreement without the prior written consent of the other party.

15.8  GOVERNING LAW

      (a) This agreement is governed by and will be construed according to the laws of Victoria.

      (b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of Victoria and of the courts competent to determine appeals from those courts.

15.9  BUSINESS DAY

      Except where otherwise expressly provided, where under this agreement the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing will be done on the next Business Day.

15.10 WAIVER

      (a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this agreement by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this agreement.

      (b) Any waiver or consent given by any party under this agreement will only be effective and binding on that party if it is given or confirmed in writing by that party.

      (c) No waiver of a breach of any term of this agreement will operate as a waiver of another breach of that term or of a breach of any other term of this agreement.

15.11 CONSENTS

      Any consent referred to in, or required under, this agreement from any party may not be unreasonably withheld, unless this agreement expressly provides for that consent to be given in that party's absolute discretion.

15.12 COUNTERPARTS

      This agreement may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes the agreement of each party who has executed and delivered that counterparty.

15.13 ENTIRE AGREEMENT

      To the extent permitted by law, in relation to the subject matter of this agreement, this agreement:

      (a) embodies the entire understanding of the parties and constitutes the entire terms agreed upon between the parties; and

      (b) supersedes any prior agreement (whether or not in writing) between the parties.

15.14 NO REPRESENTATION OR RELIANCE

      (a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this agreement, except for representations or inducements expressly set out or acknowledged in this agreement.

      (b) Each party acknowledges and confirms that it does not enter into this agreement in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out or acknowledged in this agreement.

      (c) Paragraphs (a) and (b) above do not prejudice any rights a party may have in relation to information which had been filed by the other party with ASIC or the ASX.

15.15 NO MERGER

      The rights and obligations of the parties will not merge on completion of any transaction under this agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any transaction.

15.16 REMEDIES CUMULATIVE

      The rights and remedies provided in this agreement are in addition to other rights and remedies given by law independently of this agreement.

16    INTERPRETATION

16.1  DEFINITIONS

      In this agreement unless the context otherwise requires, the following words and expressions have meanings as follows:

      ADVISER means, in relation to an entity, its legal, financial and other expert advisers (not including the Independent Expert)

      AGREED ANNOUNCEMENTS means the announcements to ASX, POMSoX, NASDAQ and AIM by each of the parties in the form set out in Annexure 4 or such other form as the parties may agree.

      AIFRS means the International Financial Reporting Standards as adopted in Australia.

      ASIC means the Australian Securities and Investments Commission.

      ASSOCIATE has the meaning given to that term in the Corporations Act.

      ASX means Australian Stock Exchange Limited (ACN 008 624 691).

      BALLARAT GOLDFLEIDS BOARD means the board of directors of Ballarat Goldfields.

      BALLARAT GOIDFIELDS CONFIDENTIAL INFORMATION means any commercial, financial or technical information of Ballarat Goldfields or any Related Party of Ballarat Goldfields disclosed or supplied by or on behalf of any such entity to either Lihir or Lihir Australia or any of its Representatives, whether orally or visually or in documentary or electronic form and including the notes, records or copies made by either Lihir or Lihir Australia or any of its Representatives of such information but excluding information which is in the public domain (other than as a result of a breach of this agreement by Lihir or Lihir Australia) or otherwise previously known to Lihir or Lihir Australia.

      BALLARAT GOLDFIELDS EAST PROJECT means the current mine development as described in the announcement by Ballarat Goldfields to ASX on 7 September 2006 entitled "Ballarat Goldfields East Revised Development Strategy".

      BALLARAT GOLDFIELDS SHARE PLANS means the Ballarat Goldfields Option Plan and the Ballarat Goldfields Employee Share Plan each announced to ASX on 22 September 2006.

      BALLARAT GOLDFIELDS GROUP means Ballarat Goldfields and its Subsidiaries.

      BALLARAT GOLDFIELDS INFORMATION means information included in the Scheme Booklet, other than the Lihir Australia Information and any information derived from, or prepared in reliance on, the Lihir Australia Information.

      BALLARAT GOLDFIELDS MATERIAL ADVERSE CHANGE means an event which individually, or when aggregated with all such other events, is reasonably likely to have a material adverse effect on the business, financial position or prospects of Ballarat Goldfields and its subsidiaries including its mining operations and, in particular the Ballarat
      Goldfields East Project.

      BALLARAT GOLDFIELDS NOMINEES means the two non-executive directors of Ballarat Goldfields as notified to Lihir.

      BALLARAT GOLDFIELDS PRESCRIBED EVENT means the occurrence of any of the following:

      (a) Ballarat Goldfields converting all or any of its shares into a larger or smaller number of shares;

      (b) Ballarat Goldfields resolving to reduce its share capital in any way;

      (c)   Ballarat Goldfields:

            (i)   entering into a buy-back agreement; or

            (ii) resolving to approve the terms of a buy-back agreement under the Corporations Act;

      (d) Ballarat Goldfields declaring, paying or distributing any dividend, bonus or other share of its shareholder profits or shareholder assets or returning or agreeing to return any capital to its members;

      e) Ballarat Goldfields or any of its Subsidiaries issuing shares, or granting an option over its shares to a person outside the Ballarat Goldfields Group, or agreeing to make such an issue or grant such an option to a person outside the Ballarat Goldfields Group, other than as disclosed by Ballarat Goldfields to Lihir Australia prior to the date of this agreement or pursuant to the Ballarat Goldfields Share Plans;

      (f) Ballarat Goldfields or any of its Subsidiaries issuing Ballarat Goldfields or agreeing to issue securities or other instruments convertible into shares or debt securities to a person outside the Ballarat Goldfields Group, other than as disclosed by Ballarat Goldfields to Lihir Australia prior to the date of this agreement;

      (g) Ballarat Goldfields or any of its Subsidiaries disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

      (h) Subject to clause 7.3(h), other than in the ordinary course of business and consistent with past practice, Ballarat Goldfields or any of its Subsidiaries creating, or agreeing to create, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property;

      (i) other than in the ordinary course of business and consistent with past practice, Ballarat Goldfields or any of its Subsidiaries:

            (i) increasing the remuneration of, or otherwise varying, the employment arrangements with any of its directors or employees;

            (ii) accelerating the rights of any of its directors or employees to compensation or benefits of any kind (including under any Ballarat Goldfields executive or employee share plans); or

            (iii) paying any of its directors or employees a termination or retention payment (otherwise than in accordance with an existing contract in place at the date of this Agreement);

      (j) other than in the ordinary course of business and consistent with past practice, Ballarat Goldfields or any of its Subsidiaries:

            (i) entering into any contract or commitment involving revenue or expenditure of more than $500,000 over the term of the contract or commitment; or

            (ii) terminating or amending in a material manner any contract material to the conduct of the Ballarat Goldfields Group's business or which involves expenditure or revenue of more than $500,000 over the term of the contract;

      (k) Ballarat Goldfields or any of its operating Subsidiaries resolving that it be wound up;

      (l) a liquidator, provisional liquidator or administrator of Ballarat Goldfields or any of its operating Subsidiaries being appointed;

      (m) the making of an order by a court for the winding up of Ballarat Goldfields or any of its operating Subsidiaries;

      (n) Ballarat Goldfields or any of its operating Subsidiaries executing a deed of company arrangement; or

      (o) a receiver, or a receiver and manager, in relation to the whole, or a substantial part, of the property of Ballarat Goldfields or any of its operating Subsidiaries being appointed,

      provided that none of the above events in will constitute a Ballarat Goldfields Prescribed Event where Ballarat Goldfields has first consulted in detail with Lihir Australia in relation to the proposed event, and Lihir Australia has approved in its absolute discretion the proposed event within five Business Days of having been so consulted.

      BALLARAT GOLDFIELDS SHAREHOLDERS means each person who is registered in the register of members of Ballarat Goldfields as the holder of Ballarat Goldfields Shares.

      BALLARAT GOLDFIELDS SHARES means fully paid ordinary shares in Ballarat Goldfields.

      BREAK FEE AMOUNT means $3.5 million.

      BUSINESS DAY means a business day as defined in the Listing Rules.

      COMPANIES ACT means the Companies Act 1997 of Papua New Guinea.

      COMPETING TRANSACTION means:

      (a) a transaction which, if completed, would mean a person would, directly or indirectly:

            (i) acquire all or a substantial part of the assets or business of the relevant company and/or its Related Bodies Corporate;

            (ii) acquire a Relevant Interest in or become the holder of 10% or more of the relevant company's share capital or of the share capital of any of its Subsidiaries or enter into any cash settled equity swap or other derivative contract arrangement in respect of 10% or more of the relevant company's share capital, (other than any existing institutional or portfolio investor who is a Ballarat Goldfields Shareholder at the date of this agreement); or

            (iii) acquire Control of the relevant company;

      (b) a takeover bid, scheme of arrangement, amalgamation, merger, capital reconstruction, consolidation, purchase of main undertaking or other business combination involving the relevant company and/or its Related Bodies Corporate; or

      (c) a transaction involving the formation of a dual listed company structure, stapled security structure or other form of synthetic merger having the same or substantially the same effect as a takeover bid for, or scheme of arrangement in respect of, the relevant company and/or its Related Bodies Corporate.

      CONSIDERATION means the New Lihir Shares to be issued to the Scheme Participants in accordance with clause 3.

      CONTROL has the meaning given to that term in the Corporations Act.

      COURT means a court of competent jurisdiction.

      CORPORATIONS ACT means the Corporations Act 2001 (Cth).

      EFFECTIVE means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the court made under section 411(4)(b) in relation to the Scheme, but in any event at no time before an office copy of the order of the court is lodged with ASIC.

      EFFECTIVE DATE means the date on which the Scheme becomes Effective.

      END DATE means 28 February 2007 or such other date as agreed in writing between Lihir Australia and Ballarat Goldfields.

      FIRST COURT HEARING DATE means the first day on which an application made to the Court, in accordance with clause 4.1(f), for orders under section 411(1) of the Corporations Act convening the Scheme Meeting to consider the Scheme is heard.

      GOLD PRICE means on any day the London A.M Fix unless such a day is not a Business Day in which case the Gold Price will be the next London A.M Fix.

      GOVERNMENTAL AGENCY means any Australian or foreign government or governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal agency or entity.

      IMPLEMENTATION DATE means the third Business Day (or earlier if agreed) following the Record Date.

      IMPUGNED AMOUNT has the meaning given to it in clause 13.3.

      INDEPENDENT EXPERT means the independent expert appointed by Ballarat Goldfields to prepare a report for the Scheme Booklet in accordance with clause 2.1(h), the Corporations Act and ASIC policy and practice.

      INSOLVENCY EVENT means in relation to a person:

      (a) INSOLVENCY OFFICIAL: the appointment of a liquidator, provisional liquidator, administrator, receiver, receiver and manager or other insolvency official (whether under an Australian law or a foreign law) to the person or to the whole or a substantial part of the property or assets of the person;

      (b) ARRANGEMENTS: the entry by the person into a compromise or arrangement with its creditors generally;

      (c) WINDING UP: the calling of a meeting to consider a resolution to wind up the person (other than where the resolution is frivolous or cannot reasonably be considered to be likely to lead to the actual winding up of the person) or the making of an application or order for the winding up or dissolution of the person other than where the application or order (as the case may be) is set aside within 14 days;

      (d) SUSPENDS PAYMENT: the person suspends or threatens to suspend payment of its debts generally;

      (e) CEASING BUSINESS: the person ceases or threatens to cease to carrye on business; or

      (f) INSOLVENCY: the person is or becomes unable to pay its debts when they fall due within the meaning of the Corporations Act or is otherwise presumed to be insolvent under the Corporations Act.

      ISSUED OPTION means the Options issued by Ballarat Goldfields.

      LIHIR AUSTRALIA BOARD means the board of directors of Lihir Australia.

      LIHIR BOARD means the board of directors of Lihir.

      LIHIR AUSTRALIA CONFIDENTIAL INFORMATION means any commercial, financial or technical information of Lihir or any Related Party of Lihir disclosed or supplied by or on behalf of any such entity to Ballarat Goldfields or any of its Representatives, whether orally or visually or in documentary or electronic form and including the notes, records or copies made by Ballarat Goldfields or any of its Representatives of such information but excluding information which is in the public domain (other than as a result of a breach of this agreement by Ballarat Goldfields) or otherwise previously known to Ballarat Goldfields.

      LIHIR AUSTRALIA DEED POLL means a deed to be executed by Lihir substantially in the form of Annexure 2 (or in such other form agreed by the parties in writing) under which Lihir covenants in favour of the Scheme Participants to perform its obligations under the Scheme.

      LIHIR AUSTRALIA EXECUTIVE SHARE PLAN means the executive share plan established under the Rules adopted by the Board of Lihir through its Remuneration and Nomination Committee on 26 April 2006.

      LIHIR AUSTRALIA GROUP means Lihir and its Subsidiaries.

      LIHIR AUSTRALIA INFORMATION means all information provided by Lihir under clause 4.2(a).

      LIHIR AUSTRALIA MATERIAL ADVERSE CHANGE means an event which individually, or when aggregated with all such other events, is reasonably likely to have a material adverse effect on the business, financial position or prospects of Lihir and its subsidiaries including its mining operations.

      LIHIR PRESCRIBED EVENT means the occurrence of any of the following (excluding the borrowing of any money necessary for the subscription by Lihir Australia of shares in Ballarat Goldfields pursuant to the Share Subscription Agreement):

      (a) Lihir converting all or any of its shares into a larger or smaller number of shares;

      (b)   Lihir resolving to reduce its share capital in any way;

      (c)   Lihir:

            (i)   entering into a buy-back agreement; or

            (ii) resolving to approve the terms of a buy-back agreement under the Companies Act;

      (d) Lihir paying or distributing any dividend, bonus or other share of its shareholder profits or shareholder assets or returning or agreeing to return any capital to its members;

      (e) Lihir or any of its Subsidiaries issuing shares, or granting an option over its shares to a person outside the Lihir Australia Group, or agreeing to make such an issue or grant such an option to a person outside the Lihir Australia Group, other than as disclosed in writing by Lihir to Ballarat Goldfields prior to the date of this agreement or pursuant to the Lihir Australia Executive Share Plan;


      (f) Lihir or any of its Subsidiaries issuing or agreeing to issue securities or other instruments convertible into shares or debt securities to a person outside the Lihir Australia Group, other than as disclosed by Lihir to Ballarat Goldfields prior to the date of this agreement;

      (g) Lihir or any of its Subsidiaries disposing or agreeing to dispose of the whole, or a substantial part, of its business or property;

      (h) other than in the ordinary course of business and consistent with past practice, Lihir or any of its Subsidiaries creating or agreeing to create, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property;

      (i) other than in the ordinary course of business and consistent with past practice, Lihir or any of its Subsidiaries:

            (i) increasing the remuneration of, or otherwise varying, the employment arrangements with any of its directors or employees;

            (ii) accelerating the rights of any of its directors or employees to compensation or benefits of any kind (including under any Lihir executive or employee share plans); or

            (iii) paying any of its directors or employees a termination or retention payment (otherwise than in accordance with an existing contract in place at the date of this agreement);

      (j) other than in the ordinary course of business and consistent with past practice. Lihir or any of its Subsidiaries:

            (i) entering into any contract or commitment involving revenue or expenditure of more than $5,000,000 over the term of the contract or commitment; or

            (ii) terminating or amending in a material manner any contract material to the conduct of the Lihir Australia Group's business or which involves expenditure or revenue of more than $5,000,000 over the term of the contract;

      (k) Lihir or any of its operating Subsidiaries resolving that it be wound up;

      (1) a liquidator, provisional liquidator or administrator of Lihir or any of its operating Subsidiaries being appointed;

      (m) the making of an order by a court for the liquidation of Lihir or any of its operating Subsidiaries;

      (n) Lihir or any of its operating Subsidiaries executing a deed of company arrangement; or

      (o) a receiver, or a receiver and manager, in relation to the whole, or a substantial part of the property of Lihir or any of its operating Subsidiaries being appointed,

      provided that none of the above events will constitute a Lihir Prescribed Event where Lihir has first consulted in detail, with Ballarat Goldfields in relation to the proposed event, and Ballarat Goldfields has approved in its absolute discretion the proposed event within five Business Days of having been so consulted.

      LIHIR AUSTRALIA'S PROPOSAL has the meaning given in clause 12.5.

      LIHIR SHARES means ordinary shares in Lihir.

      LISTING RULES means the official listing rules of ASX as from time to time amended or waived in their application to a party.

      LONDON A.M FIX means on any day, the price per ounce in US Dollars collectively fixed by the London bullion dealers in the morning (London time) on that day.

      NEW LIHIR SHARES means fully paid ordinary shares in the capital of Lihir to be issued under the Scheme.

      NON-SOLICITATION PERIOD means the period from the date of this agreement up to the earlier of the Second Court Hearing Date, the lawful termination of this agreement and the End Date.

      OFFICER means, in relation to an entity, its directors, officers, partners and employees.

      OPTION HOLDER means a person who is the holder of an Option.

      OPTION means an option to subscribe for shares in Ballarat Goldfields.

      OPTION TERMS means the terms and conditions of issue of an Option to an Option Holder.

      OTHER PROPOSAL has the meaning given in clause 12.4.

      OVERSEAS SHAREHOLDER means a Ballarat Goldfields Shareholder who is (or is acting on behalf of) a citizen or resident of a jurisdiction other than residents of Australia or New Zealand and their respective external territories, or whose address shown in the Register is a place outside Australia or New Zealand and their respective external territories or who is acting on behalf of such a person unless Lihir determines that:

      (a) it is lawful and not unduly onerous and not unduly impracticable to issue that Ballarat Goldfields Shareholder with New Lihir Shares on implementation of the Scheme; and

      (b) it is lawful for that Ballarat Goldfields Shareholder to participate in the Scheme by the law of the relevant place outside Australia or New Zealand and their respective external territories.

      POMSOX means the Port Moresby Stock Exchange Limited.

      PNG EXCHANGE CONTROL APPROVAL means approval by the Bank of Papua New Guinea, as the central bank, administering the foreign exchange regulations under the Central Banking Act 2000 (PNG).

      PNGSC means the Securities Commission of Papua New Guinea as defined in the Companies Act.

      PRESCRIBED ACTIVITY has the meaning given in clause 12.4.

      RECORD DATE means 5.00pm on the fifth Business Day following the Second Court Hearing date or such other date as Ballarat Goldfields and Lihir Australia agree.

      REGISTER means the share register of Ballarat Goldfields and REGISTRY has a corresponding meaning.

      REGULATOR'S DRAFT means the draft of the Scheme Booklet in a form acceptable to both parties which is provided to ASIC for approval pursuant to section 411(2) of the Corporations Act.

      REGULATORY APPROVALS means the approval referred to in clause 2.1(a), in the case of Lihir and Lihir Australia and the approvals referred to in clause 2.1(b) in the case of Lihir, Lihir Australia and Ballarat Goldfields.

      REGULATORY REVIEW PERIOD means the period from the date on which the Regulator's Draft is submitted to ASIC to the date on which ASIC provides a letter of intent under section 41l(17)(b) of the Corporations Act that it does not object to the Scheme.

      RELATED BODY CORPORATE has the meaning given to that term in the Corporations Act.

      RELATED PARTY means in relation to a party, its Related Bodies Corporate and each of the officers.

      RELEVANT COMPANIES LEGISLATION means the Corporations Act and the Companies Act as they apply to the parties.

      RELEVANT INTEREST has the same meaning as given by sections 608 and 609 of the Corporations Act.

      REPRESENTATIVE means, in relation to an entity:

      (a)   each of the entity's Related Parties; and

      (b) each of the Officers and Advisers of the entity or of any of its Related Parties,

      SCHEME means the scheme of arrangement under Part 5.1 of the Corporations Act between Ballarat Goldfields and the Scheme Participants substantially in the form of Annexure 1, which if implemented will give effect to the merger between Lihir Australia and Ballarat Goldfields as described in clause 3.

      SCHEME BOOKLET means the explanatory statement with respect to the Scheme to be approved by the Court and despatched to Ballarat Goldfields Shareholders.

      SCHEME CONSIDERATION means the number of New Lihir Shares to be allotted and issued for each Ballarat Goldfields Share pursuant to the Scheme.

      SCHEME MEETING means the meeting to be convened by the Court in relation to the Scheme pursuant to section 411(1) of the Corporations Act.

      SCHEME PARTICIPANT means the holder of Ballarat Goldfields Shares as at the Record Date (other than Lihir Australia to the extent that it already holds Ballarat Goldfields Shares).

      SENIOR EMPLOYEE means the 2 Ballarat Goldfields executive directors as well as the 8 Ballarat Goldfields employees who received options under Ballarat Goldfields Option Plan announced to ASX on 22 September 2006.

      SHARE SUBSCRIPTION AGREEMENT means the Share Subscription Agreement between Lihir Australia and Ballarat Goldfields dated the same date as this agreement.

      SECOND COURT HEARING DATE means the first day on which an application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme is heard.

      SUBSIDIARY has the meaning given to that term in the Corporations Act.

      SUPERIOR PROPOSAL means a publicly announced bona fide Competing Transaction in relation to Ballarat Goldfields which the Ballarat Goldfields Board, acting reasonably and in good faith and (unless Lihir Australia agrees otherwise) after receiving written advice from Queen's Counsel or Senior Counsel that failing to respond to such a bona fide Competing Transaction would be reasonably likely to constitute a breach of the Ballarat Goldfields Board's fiduciary or statutory obligations, unanimously determines, after obtaining advice from its financial advisers:

      (a) is reasonably capable of being completed by the End Date taking into account all aspects of the Competing Transaction; and

      (b) is preferable to the Scheme having regard to the best interests of Ballarat Goldfields as a whole and is more favourable from a financial viewpoint to Scheme Participants than the Scheme, taking into account all terms and conditions of the Competing Transaction

      TIMETABLE means the indicative timetable set out in ANNEXURE 3.

      UNVESTED OPTION HOLDER means an Option Holder who holds an Unvested
      Option.

      UNVESTED OPTION means an Issued Option that has not vested in accordance with the Option Terms and is not capable of being exercised by the Option Holder at the date of this agreement.

      VESTED OPTION HOLDER means an Option Holder who holds a Vested Option.

      VESTED OPTION means an Issued Option that has vested in accordance with the Option Terms and is capable of being exercised by the Option Holder no later than 8.00am on the Second Court Hearing Date

16.2  INTERPRETATION

      In this agreement, headings are for convenience only and do not affect the interpretation of this agreement, and unless the context otherwise requires:

      (a) a word or expression to which a meaning is attributed in the Corporations Act will bear that meaning;

      (b)   words importing the singular include the plural and vice versa;

      (c)   words importing a gender include any gender;

      (d) other parts of speech and grammatical forms of a word or phrase defined in this agreement have a corresponding meaning;

      (e) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and any Governmental Agency;

      (f) a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to, this agreement and a reference to this agreement includes any annexure, exhibit and schedule;

      (g) a reference to a statute, regulation, proclamation, ordinance or by-law includes all statues, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, whether passed by the same or another Governmental Agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

      (h) a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;

      (i) a reference to a party to a document includes that party's successors and permitted assigns;

      (j) no provision of this agreement will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this agreement or that provision;

      (k) a reference to an agreement other than this agreement includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

      (1)   the word "includes" in any form is not a word of limitation;

      (m)   a reference to "$" or "dollar" is to Australian currency; and

      (n) a reference to any time is a reference to that time in Australian Eastern Summer Time.

EXECUTED as agreement.

EXECUTED for LIHIR GOLD LIMITED
ARBN 069 803 998 :                            /s/ Arthur Hood
                                              --------------------------------
                                              Signature of director/secretary

/s/ Ross Garnaut                              Arthur Hood
-------------------------------------         --------------------------------
Signature of director                         Name

Ross Garnaut
-------------------------------------
Name

EXECUTED for LIHIR AUSTRALIAN
HOLDINGS PTY LIMITED ACN 121 554 443:         /s/ Arthur Hood
                                              --------------------------------
                                              Signature of director/secretary

/s/ Graham Folland                            Arthur Hood
-------------------------------------         --------------------------------
Signature of director                         Name

Graham Folland
-------------------------------------
Name

EXECUTED for BALLARAT GOLDFIELDS N.L.
ACN 006 245 441;                              /s/ Richard Laufmann
                                              --------------------------------
                                              Signature of director/secretary

/s/ Alister Maitland                          Richard Laufmann
-------------------------------------         --------------------------------
Signature of director                         Name

Alister Maitland
-------------------------------------
Name

                                    SCHEDULE
                                    OPTIONS

                                             NO. OF
                                            OPTIONS                         EXPIRY     VESTED        UNVESTED
     OPTIONS             OPTION HOLDER       HELD         EXERCISE PRICE     DATE      OPTIONS       OPTIONS
-----------------       ---------------    ----------     --------------   --------   ----------   --------------
Directors Options       R Laufmann          7,000,000     1/3 @ 12 cents   30.09.07    7,000,000
                                                          1/3 @ 13 cents
                                                          1/3 @ 15 cents
                        M Etheridge         1,000,000     1/3 @ 12 cents   30.09.07    1,000,000
                                                          1/3 @ 13 cents
                                                          1/3 @ 15 cents

Employee Options        W Ozga              1,500,000           25 cents   30.09.08    1,000,000          500,000
                                                                                                   (vest 30.09.07)
                        C Finch               500,000        17.25 cents   30.09.07      500,000
                        J Forwood           1,000,000        17.25 cents   30.09.07    1,000,000

RFC & Numis             RFC and Numis       3,750,000           15 cents   02.12.07    1,250,000    1,250,000 RFC
Options                                                                                     (RFC)  (vest 02.12.06)
                                                                                                   1,250,00 Numis
                                                                                                   (vest 02.12.06)

September 2006          S Olsen               300,000         20.5 cents   30.09.11                       300,000
Option Plan             J Forwood             300,000         20.5 cents   30.09.11                       300,000
                        A Rivamonte           250,000         20.5 cents   30.09.11                       250,000
                        C Finch               150,000         20.5 cents   30.09.11                       150,000
                        D Livingstone         150,000         20.5 cents   30.09.11                       150,000
                        C Carnie              150,000         20.5 cents   30.09.11                       150,000
                        L Chibnall            500,000         20.5 cents   30.09.11                       500,000
                        M Davies              500,000         20.5 cents   30.09.11                       500,000

TOTAL                                      17,050,000                                 11,750,000        5,300,000

                                   ANNEXURE 1

                                     SCHEME

                                                            BLAKE DAWSON WALDRON

                                                               L A W Y E R S

                             SCHEME OF ARRANGEMENT

                                     between

                    BALLARAT GOLDFIELDS N.L. ACN 006 245 441

                                       and

   THE HOLDERS OF FULLY PAID ORDINARY SHARES IN BALLARAT GOLDFIELDS AS AT THE
                                   RECORD DATE

                                   Level 36
                            Grosvenor Place
                          225 George Street
                            Sydney NSW 2000
                 Telephone:   +61 2 9258 6000
                         Fax: +61 2 9258 6999   REF: PHM 02-1404-7936

                         (C) Blake Dawson Waldron 2006

                                    CONTENTS

CONTENTS                                                               2

1.   PRELIMINARY                                                       3

2.   CONDITIONS                                                        4

3.   SCHEME                                                            5

4.   SCHEME CONSIDERATION                                              7

5.   DEALINGS IN BALLARAT GOLDFIELDS SHARES                            9

6.   QUOTATION OF SHARES                                              10

7.   GENERAL                                                          11

8.   DEFINITIONS AND INTERPRETATION                                   12

                              SCHEME OF ARRANGEMENT

                 pursuant to section 411 of the Corporations Act

                                     between

         BALLARAT GOLDFIELDS N.L. ACN 006 245 441 (BALLARAT GOLDFIELDS)

                                       and

   THE HOLDERS OF FULLY PAID ORDINARY SHARES IN BALLARAT GOLDFIELDS AS AT THE
                                  RECORD DATE

1.    PRELIMINARY

1.1   BALLARAT GOLDFIELDS

      Ballarat Goldfields is a public company incorporated in Australia and registered in Victoria, having its registered office at 10 Woolshed Gully Drive, Mount Clear, Victoria, 3350. Ballarat Goldfields is a no liability company under section 112(2) of the Corporations Act and Ballarat Goldfields Shares are quoted on the official list of ASX and AIM. As at the date of this Scheme, 1,198,653,935 Ballarat Goldfields Shares were on issue.

1.2   LIHIR AND LIHIR AUSTRALIA

      Lihir is a public company incorporated in Papua New Guinea and is a company limited by shares. Lihir Shares are quoted on ASX, NASDAQ and POMSOX. As at the date of this Scheme, 1,284,224,710 Lihir Shares were on issue. Lihir Australian Holdings Pty Limited ACN 121 554 443 (LIHIR AUSTRALIA) is a wholly owned subsidiary of Lihir and is incorporated in Australia and registered in Victoria having its registered office at Level 9, AAMI Building, 500 Queen Street, Brisbane Queensland 4000, Australia, It is a proprietary company under section 112(1) of the Corporations Act.

1.3   EFFECT OF SCHEME

      If the Scheme becomes Effective, then:

      (a) in consideration of the transfer of each Ballarat Goldfields Share to Lihir Australia, Lihir will provide, or procure the provision of, the Scheme Consideration to Scheme Participants in accordance with the terms of the Scheme; and

      (b) Ballarat Goldfields will enter the name of Lihir Australia in the Register in respect of all of the Ballarat Goldfields Shares transferred to Lihir Australia in accordance with the terms of the Scheme; and

      (c) all of the Ballarat Goldfields Shares held by Scheme Participants will be transferred to Lihir Australia and Ballarat Goldfields will become a wholly-owned subsidiary of Lihir Australia with Lihir as the ultimate parent entity.

1.4   MERGER IMPLEMENTATION AGREEMENT

      Lihir, Lihir Australia and Ballarat Goldfields have agreed, by executing the Merger Implementation Agreement, to implement the terms of the Scheme and to perform their respective obligations under the Scheme.

1.5   DEED POLL

      Lihir has entered into the Deed Poll in favour of Scheme Participants pursuant to which it has covenanted to provide to each Scheme Participant the Scheme Consideration to which such Scheme Participant is entitled under the Scheme and to cany out its other obligations under the Scheme.

2.    CONDITIONS

2.1   CONDITIONS OF SCHEME

      The Scheme is conditional on all of the conditions precedent in clause 2.1 of the Merger Implementation Agreement having been satisfied or waived in accordance with the terms of the Merger Implementation Agreement, which conditions precedent include the Court approving the Scheme in accordance with section 411(4)(b) of the Corporations Act, and any other conditions made or required by the Court under section 411(6) of the Corporations Act being satisfied..

2.2   EFFECT OF CONDITIONS

      The fulfilment of the conditions in clause 2.1 is a condition precedent to the operation of the provisions of clauses 3, 4 and 6.

2.3   CERTIFICATE

      Ballarat Goldfields and Lihir Australia will each provide to the Court at the Second Court Hearing a certificate confirming that all the conditions precedent in the Merger Implementation Agreement and the Scheme (other than in relation to the Scheme being approved by the Court pursuant to section 411(4)(b) of the Corporations Act) have been satisfied or waived.

2.4   CONCLUSIVE EVIDENCE

      The giving of a certificate by each of Lihir Australia and Ballarat Goldfields under clause 2.3 will, in the absence of manifest error, be conclusive evidence of the satisfaction or waiver of the conditions precedent referred to in the certificate.

2.5   END DATE

      The Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before the End Date.

                                                                              4.

3.    SCHEME

3.1   LODGEMENT OF COURT ORDER

      Following the approval of the Scheme by the Court in accordance with section 41l(4)(b) of the Corporations Act, Ballarat Goldfields will, as soon as possible, lodge with ASIC under section 411(10) of the Corporations Act an office copy of the Court order approving the Scheme.

3.2   TRANSFER OF BALLARAT GOLDFIELDS SHARES HELD BY SCHEME PARTICIPANTS

      On the Implementation Date:

      (a) the Ballarat Goldfields Shares held by Scheme Participants, together with all rights and entitlements attaching to them as at that date, will be transferred to Lihir Australia without the need for any further acts by Scheme Participants;

      (b) to transfer all of the Ballarat Goldfields Shares held by Scheme Participants to Lihir Australia, Ballarat Goldfields will either effect a valid transfer or transfers of the Ballarat Goldfields under section 1074D of the Corporations Act or deliver to Lihir Australia duly completed and executed share transfer forms (or a master transfer form) in accordance with section 107 1B of the Corporations Act and Lihir Australia will execute and deliver those share transfer form(s) to Ballarat Goldfields; and

      (c) Ballarat Goldfields will enter the name of Lihir Australia in the Register in respect of all the Ballarat Goldfields Shares transferred to Lihir Australia in accordance with the terms of the Scheme.

3.3   AGREEMENT BY SCHEME PARTICIPANTS

      The Scheme Participants agree to the transfer of all of their Ballarat Goldfields Shares to Lihir Australia in accordance with the terms of the Scheme. The Scheme Participants will accept the New Lihir Shares issued by way of Scheme Consideration subject to the Lihir Constitution and agree to be bound by the Lihir Constitution.

3.4   WARRANTIES BY SCHEME PARTICIPANTS

      Each Scheme Participant is deemed to have warranted to Ballarat Goldfields and appointed and authorised Ballarat Goldfields as its attorney and agent to warrant to Lihir Australia, that all its Ballarat Goldfields Shares (including any rights attaching to those shares) which are transferred to Lihir Australia under the Scheme will, at the date of the transfer of the Ballarat Goldfields Shares to Lihir Australia, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and any restrictions on their transfer and that it has the full power and capacity to sell and transfer its Ballarat Goldfields Shares (including any rights and entitlements) to Lihir Australia under the Scheme.

3.5   BENEFICIAL ENTITLEMENT BY LIHIR AUSTRALIA

      From the Effective Date, Lihir Australia shall be beneficially entitled to the Ballarat Goldfields Shares transferred to it under the Scheme pending registration by Ballarat

                                                                              5.

      Goldfields of Lihir Australia in the Register as the holder of those Ballarat Goldfields Shares.

3.6   APPOINTMENT OF LIHIR AUSTRALIA AS SOLE PROXY

      From the Effective Date until Ballarat Goldfields registers Lihir Australia as the holder of all the Ballarat Goldfields Shares in the Register, each Scheme Participant:

      (a) is deemed to have appointed Ballarat Goldfields as attorney and agent (and directed Ballarat Goldfields in such capacity) to appoint the Chairman of Lihir Australia as its sole proxy and where applicable, corporate representative, to attend shareholders meetings, exercise the votes attaching to Ballarat Goldfields Shares registered in its name and sign any shareholders resolution, and no Scheme Participant may itself attend or vote at any of those meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to this clause 3.6(a)); and

      (b) must take all other actions in the capacity of the registered holder of Ballarat Goldfields Shares as Lihir Australia directs.

      Ballarat Goldfields undertakes in favour of each Scheme Participant that it will appoint the Chairman of Lihir Australia as that Scheme Participant's proxy or, where applicable, corporate representative in accordance with clause 3.6(a).

3.7   APPOINTMENT OF BALLARAT GOLDFIELDS AS SOLE ATTORNEY AND AGENT

      Each Scheme Participant without the need for any further act, irrevocably appoints Ballarat Goldfields and each of the directors and officers of Ballarat Goldfields, jointly and severally, as the Scheme Participant's attorney and agent for the purpose of:

      (a)   in the case of Ballarat Goldfields Shares in a CHESS holding:

            (i) causing a message to be transmitted to ASTC in accordance with ASTC Settlement Rules so as to transfer the Ballarat Goldfields Shares held by the Scheme Participant from the CHESS subregister of Ballarat Goldfields to the issuer sponsored subregister operated by Ballarat Goldfields notwithstanding that, at the time of such transfer, Lihir has not provided the Consideration which is due under this Scheme to the Scheme Participants; and

            (ii) completing and signing on behalf of Scheme Participants any required form of transfer of Ballarat Goldfields Shares;

      (b) in the case of Ballarat Goldfields Shares registered in the issuer sponsored subregister operated by the Ballarat Goldfields share registry, completing and signing on behalf of Scheme Participants any required form of transfer; and

      (c) in all cases, executing any document (including any other instrument of transfer necessasy to give effect to the registration of Lihir Australia as the holder of all the Ballarat Goldfields Shares held by the Scheme Participants) or doing any other act

                                                                              6.

            necessary or desirable to give full effect to the Scheme and the transactions contemplated by it.

4.    SCHEME CONSIDERATION

4.1   SCHEME CONSIDERATION

      On the Implementation Date and subject to clauses 4.3, 4.4 and 4.7, in consideration of the transfer of the Ballarat Goldfields Shares to Lihir Australia, Lihir must allot and issue to each Scheme Participant of five New Lihir Shares for every fifty-four Ballarat Goldfields Shares held by the Scheme Participant at the Record Date..

4.2   PROVISION OF NEW LIHIR SHARES AS SCHEME CONSIDERATION

      Subject to clauses 4.3, 4.4 and 4.7, the obligation of Lihir to procure the allotment and issue of the New Lihir Shares pursuant to clause 4.1 will be satisfied by Lihir, on the Implementation Date:

      (a) entering the name of each Scheme Participant in the Lihir share register in respect of the New Lihir Shares which that Scheme Participant is entitled to receive under the Scheme; and

      (b) sending or procuring the despatch by pre-paid ordinary post (or, if the address of the Scheme Participant in the Register is outside Australia, by pre-paid airmail post) to each Scheme Participant to their address recorded in the Register at the Record Date, a holding statement for the New Lihir Shares issued to that Scheme Participant in accordance with the Scheme.

4.3   INELIGIBLE OVERSEAS SHAREHOLDERS

      Subject to clause 4.7, Lihir's obligations to provide New Lihir Shares to a Scheme Participant who is an Ineligible Overseas Shareholder will be satisfied by Lihir issuing the New Lihir Shares to which the Scheme Participant would have been entitled (were they not an Ineligible Overseas Shareholder) to a person agreed by Ballarat Goldfields and Lihir Australia (NOMINEE), and procuring that the Nominee:

      (a) in the ordinary course of trading on ASX, sells for the benefit of the Ineligible Overseas Shareholder those New Lihir Shares issued to the Nominee under this clause 4.3; and

      (b) as soon as reasonably practicable, accounts to the Ineligible Overseas Shareholder for the net proceeds of sale (on an averaged basis so that all Ineligible Overseas Shareholders receive the same price per New Lihir Share, subject to rounding down to the nearest whole cent) and any income referable to those New Lihir Shares, after deduction of any applicable brokerage, taxes and charges; and

      (c) as soon as reasonably practicable, remits the net proceeds of the Ineligible Overseas Shareholder's entitlement under this clause 4.3 in full satisfaction of the Ineligible Overseas Shareholder's rights to receive New Lihir Shares under clause 4.1. These proceeds are to be despatched in the form of a bank cheque drawn on an Australian bank in Australian currency.

                                                                              7.

      The Nominee will be an authorised representative of a holder of an Australian financial services licence.

4.4   BREACH OF LAW

      Where issue of New Lihir Shares to which a Scheme Participant would otherwise be entitled would result in a breach of law, Lihir will, in full satisfaction of that Scheme Participant's rights to the New Lihir Shares under clause 4.1:

      (a) procure the issue of the maximum possible number of New Lihir Shares to the Scheme Participant without giving rise to such breach; and

      (b) subject to clause 4.7, procure the issue to the Nominee of the remaining New Lihir Shares to which the Scheme Participant would have been entitled (if the issue did not result in a breach of law or breach of a provision of the Lihir Constitution), and procure that the Nominee:

            (i) in the ordinary course of trading on ASX, sells for the benefit of that Scheme Participant those New Lihir Shares issued to the Nominee under this clause 4.4(b); and

            (ii) as soon as reasonably practicable, accounts to the Scheme Participant for the net proceeds of sale and any income referable to those New Lihir Shares, after deduction of any applicable brokerage, taxes and charges; and

            (iii) as soon as reasonably practicable, remits the net proceeds of sale and any income referable to those New Lihir Shares to that Scheme Participant, after deduction of any applicable brokerage, taxes and charges. These proceeds are to be despatched in the form of a bank cheque drawn on an Australian bank in Australian currency.

4.5   SENDING CHEQUES

      Despatch to a Scheme Participant of any bank cheque for net sale proceeds pursuant to clauses 4.3 or 4.4 must be by pre-paid ordinary post (or, if the address of the Scheme Participant in the Register is outside Australia, by pre-paid airmail post) in an envelope addressed to their address shown in the Register as at the Record Date.

4.6   JOINT HOLDERS

      In the case of Ballarat Goldfields Shares held in joint names:

      (a) any bank cheque required to be paid to Scheme Participants by Lihir must be payable to the joint holders and be forwarded to the holder whose name appears first in the Register as at the Record Date; and

      (b) holding statements for New Lihir Shares issued to Scheme Participants must be issued in the names of the joint holders and sent to the holder whose name appears first in the Register as at the Record Date.

                                                                              8.

4.7   FRACTIONAL ENTITLEMENTS

      (a) If the number of Ballarat Goldfields Shares held by a Scheme Participant is such that the aggregate entitlement of that Scheme Participant to New Lihir Shares is not a whole number, then the entitlement in each case must be rounded up or down to the nearest whole number, with fractions of 0.5 being rounded up.

      (b) If Lihir and Ballarat Goldfields are of the opinion that several Scheme Participants, each of which holds a holding of Ballarat Goldfields Shares which results in a fractional entitlement to New Lihir Shares, have, before the Record Date, been party to a shareholding splitting or division in an attempt to obtain an advantage by reference to the rounding provided for in the calculation of each Scheme Participant's entitlement to the Scheme Consideration, Lihir and Ballarat Goldfields may give notice to those Scheme Participants:

            (i)   setting out the names and registered addresses of all of them;

            (ii)  stating that opinion; and

            (iii) attributing to one of them specifically identified in the notice the Ballarat Goldfields Shares held by all of them,

            and, after the notice has been so given, the Scheme Participant specifically identified in the notice shall, for the purposes of the Scheme, be taken to hold all those Ballarat Goldfields Shares and each of the other Scheme Participants whose names are set out in the notice shall, for the purposes of the Scheme, be taken to hold no Ballarat Goldfields Shares.

4.8   NEW LIHIR SHARES TO RANK EQUALLY

      (a) New Lihir Shares issued to Scheme Participants will be validly issued and will rank equally in all respects with all existing Lihir Shares.

      (b) On issue, each New Lihir Share issued to Scheme Participants will be fully paid and free from any mortgage, charge, lien, encumbrance or other security interest.

5.    DEALINGS IN BALLARAT GOLDFIELDS SHARES

5.1   DETERMINATION OF SCHEME PARTICIPANTS

      For the purpose of establishing who are the Scheme Participants, dealings in Ballarat Goldfields Shares will only be recognised if:

      (a) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of the relevant Ballarat Goldfields Shares at or before the Record Date; and

      (b) in all other cases, registrable transmission applications or transfers in registrable form in respect of those dealings are received at or before the Record Date at the place where the Register is kept.

                                                                              9.

5.2   REGISTER

      (a) TRANSMISSION APPLICATIONS OR TRANSFERS RECEIVED AT OR BEFORE THE RECORD DATE: Ballarat Goldfields must register registrable transmission applications or transfers of the kind referred to in clause 5.1(b) by the Record Date.

      (b)   TRANSMISSION APPLICATIONS OR TRANSFERS RECEIVED AFTER THE RECORD
            DATE: Ballarat Goldfields will not accept for registration or recognise for any purpose any transmission applications or transfers in respect of Ballarat Goldfields Shares received after the Record Date, other than a transfer to Lihir Australia in accordance with the Scheme.

      (c) MAINTAINING OF THE REGISTER: For the purpose of determining entitlements to participate in the Scheme, Ballarat Goldfields will, until the Scheme Consideration has been provided, maintain the Register in accordance with the provisions of this clause 5 and, subject to clause 4.7, the Register in this form will solely determine entitlements to the Scheme Consideration.

      (d) SCHEME PARTICIPANT DETAILS: Ballarat Goldfields must procure that by 9.00am on the Implementation Date, details of the names, registered addresses and holdings of Ballarat Goldfields Shares of every Scheme Participant as shown in the Register at the Record Date are available to Lihir in such form as Lihir may reasonably require.

      (e) EFFECT OF THE RECORD DATE: All statements of holding for Ballarat Goldfields Shares (other than statements of holding in favour of Lihir Australia) will cease to have any effect from the Record Date as documents of title in respect of those Ballarat Goldfields Shares. As from the Record Date, each entry current at that date on the Register relating to Ballarat Goldfields Shares will cease to be of any effect other than as evidence of entitlement to the Scheme Consideration in respect of the Ballarat Goldfields Shares relating to that entry.

6.    QUOTATION OF SHARES

6.1   SUSPENSION OF TRADING IN BALLARAT GOLDFIELDS SHARES

      It is expected that suspension of trading on ASX in Ballarat Goldfields Shares will occur from the close of trading in marketable securities on ASX on the Effective Date.

6.2   TERMINATION FROM OFFICIAL QUOTATION OF BALLARAT GOLDFIELDS SHARES

      Ballarat Goldfields will apply for termination of the official quotation of Ballarat Goldfields Shares on ASX and the removal of Ballarat Goldfields from the official list of ASX with effect from the Business Day after the date on which all transfers of the Scheme Shares to Lihir Australia have been duly registered by Ballarat Goldfields in accordance with this Scheme.

6.3   Quotation of New Lihir Shares

      Lihir will apply for official quotation of the New Lihir Shares on ASX and POMSOX and will request that those shares be quoted on a deferred settlement basis as soon as

                                                                             10.

      practicable after the Effective Date in accordance with ASX requirements and on a normal settlement basis as from the first Business Day after the Implementation Date.

7.    GENERAL

7.1   APPOINTMENT OF ATTORNEY

      Each Scheme Participant, without the need for any further act, irrevocably appoints Ballarat Goldfields and all of its directors and officers (jointly and severally) as its attorney and agent for the purpose of executing any document necessary to give effect to the Scheme including a proper instrument of transfer of Ballarat Goldfields Shares held by Scheme Participants for the purposes of section 1071B of the Corporations Act (which may be a master transfer of all the Ballarat Goldfields Shares held by Scheme Participants) and any instrument appointing Lihir Australia as sole proxy for or, where applicable, corporate representative of each Scheme Participant as contemplated by clause 3.6.

7.2   BALLARAT GOLDFIELDS AND SCHEME PARTICIPANTS BOUND

      The Scheme binds Ballarat Goldfields and all Scheme Participants and will, for all purposes, have effect notwithstanding any provision in the Constitution of Ballarat Goldfields.

7.3   FURTHER ASSURANCES

      Ballarat Goldfields will execute all documents and do all acts and things necessary or expedient for the implementation of, and performance of its obligations under, the Scheme.

7.4   AUTHORITY

      Each of the Scheme Participants consent to Ballarat Goldfields doing all things necessary or incidental to the implementation of the Scheme.

7.5   COMMUNICATIONS

      Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to Ballarat Goldfields, it will not be deemed to have been received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Ballarat Goldfields' registered office or at the share registry of Ballarat Goldfields.

7.6   ALTERATIONS AND CONDITIONS

      Ballarat Goldfields may, with the consent of Lihir Australia (which consent will not be unreasonably withheld or delayed), by its counsel consent on behalf of all Scheme Participants to any modifications or conditions which the Court thinks fit to impose

7.7   STAMP DUTY

      Lihir will pay any stamp duty payable on the transfer by Scheme Participants of the Ballarat Goldfields Shares to Lihir Australia.

                                                                             11.

7.8   GOVERNING LAW

      This Scheme is governed by the laws of Victoria. The parties submit to the non-exclusive jurisdiction of the courts in Victoria.

8.    DEFINITIONS AND INTERPRETATION

8.1   DEFINITIONS

      In this Scheme, except where the context otherwise requires:

      ASIC means the Australian Securities and Investments Commission.

      ASX means Australian Stock Exchange Limited (ACN 008 624 691).

      ASX LISTING RULES means the listing rules published by ASX.

      BALLARAT GOLDFIELDS SHAREHOLDERS means each person who is registered in the register of members of Ballarat Goldfields as the holder of Ballarat Goldfields Shares.

      BALLARAT GOLDFIELDS SHARES means the fully paid ordinary shares in Ballarat Goldfields.

      BUSINESS DAY means a business day as defined in the ASX Listing Rules.

      CHESS means the Clearing House Electronic Subregister System, which facilitates electronic security transfer in Australia.

      CORPORATIONS ACT means the Corporations Act 2001 (Cth).

      COURT means the Supreme Court of Victoria or Federal Court of Australia (as agreed by the parties).

      DEED POLL means the deed poll made by Lihir in favour of Scheme Participants, a copy of which is annexed to the Scheme Booklet.

      EFFECTIVE when used in relation to the Scheme, means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under sections 411(4)(b) and 411(6) of the Corporations Act in relation to the Scheme, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

      EFFECTIVE DATE means the date on which the Scheme becomes Effective.

      END DATE means 28 February 2007 or such other date as agreed in writing between Ballarat Goldfields and Lihir Australia.

      IMPLEMENTATION DATE means the fifth Business Day following the Record
      Date.

      INELIGIBLE OVERSEAS SHAREHOLDER means an Overseas Shareholder, unless Lihir determines that:

                                                                             12.

      (a) it is lawful and not unduly onerous and not unduly impracticable to issue that Overseas Shareholder with New Lihir Shares when the Scheme becomes Effective;

      (b) it is lawful for that Overseas Shareholder to participate in the Scheme by the law of the relevant place outside Australia and New Zealand and their external territories; or

      (c) it is confirmed to Lihir's satisfaction that the issue of New Lihir Shares to Ballarat Goldfields Shareholders resident in the United Kingdom is legally permitted under applicable United Kingdom law.

      LIHIR means Lihir Gold Limited ARBN 069 803 998.

      LIHIR AUSTRALIA means Lihir Australian Holdings Pty Limited ACN 121 554
      443.

      LIHIR CONSTITUTION means the Lihir Constitution as amended from time to time.

      LIHIR SHARES means ordinary shares in Lihir.

      MERGER IMPLEMENTATION AGREEMENT means the Merger Implementation Agreement between Lihir, Lihir Australia and Ballarat Goldfields dated 17 October 2006, a copy of which is annexed to the Scheme Booklet.

      NEW LIHIR SHARES means fully paid ordinary shares in the capital of Lihir to be issued under the Scheme.

      NOMINEE has the meaning given to that term in clause 4.3.

      OVERSEAS SHAREHOLDER means any Ballarat Goldfields Shareholder who is (or is acting on behalf of) a citizen or resident of a jurisdiction other than residents of Australia or New Zealand and their respective external territories, or whose address shown in the Register is a place outside Australia or New Zealand and their respective external territories or who is acting on behalf of such a person.

      RECORD DATE means 5.00pm on the fifth Business Day following the Second Court Hearing date or such other date and time as Ballarat Goldfields and Lihir Australia agree.

      REGISTER means the register of Ballarat Goldfields Shareholders maintained in accordance with the Corporations Act and REGISTRY has a corresponding meaning.

      SCHEME means this scheme of arrangement subject to any modifications or conditions made or required by the Court pursuant to Section 411(6) of the Corporations Act and agreed or consented to by Ballarat Goldfields and Lihir Australia.

      SCHEME BOOKLET means the explanatory statement that is registered by ASIC under section 412(6) of the Corporations Act in relation to the Scheme.

      SCHEME CONSIDERATION means the New Lihir Shares to be issued by Lihirto each Scheme Participant in accordance with clause 4.1.

                                                                             13.

      SCHEME PARTICIPANT means the holder of Ballarat Goldfields Shares as at the Record Date (other than Lihir Australia to the extent that it already holds Ballarat Goldfields Shares).

      SECOND COURT HEARING means the hearing of the application made to the Court for an order pursuant to sections 411(4)(b) and 411(6) of the Corporations Act approving the Scheme.

8.2   INTERPRETATION

      In this Scheme, unless the context otherwise requires:

      (a) headings and bolding are for convenience and do not affect interpretation;

      (b)   the singular includes the plural and vice versa;

      (c) the word "person" includes a body corporate, a partnership, a joint venture, an unincorporated body or association, or any government agency;

      (d) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes and assigns;

      (e) words and phrases have the same meaning (if any) given to them in the Corporations Act;

      (f) references to any legislation or regulations include any statutory modification of or substitution for such legislation or regulations;

      (g) references to agreements or deeds are to agreements or deeds as amended from time to time;

      (h) a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to, the Scheme and a reference to the Scheme includes any annexure, exhibit and schedule;

      (i) the words "including", "for example" or "such as" when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind;

      (j)   a reference to a holder includes a joint holder;

      (k)   references to a currency are to Australian currency; and

      (1)   a reference to time is a reference to Australian Eastern Summer
            Time.

                                                                             14.

                                   ANNEXURE 2

                                   DEED POLL

                                                            BLAKE DAWSON WALDRON

                                                                 LAWYERS
--------------------------------------------------------------------------------

                                    DEED POLL

                               LIHIR GOLD LIMITED

                                ARBN 069 803 998

      THE HOLDERS OF FULLY PAID ORDINARY SHARES IN BALLARAT GOLDFIELDS N.L.
                                 ACN 006 245 441

                              Level 36
                       Grosvenor Place
                     225 George Street
                       Sydney NSW 2000
             Telephone: + 612 92586000
                   Fax: + 612 92586999      REF: PHM 02-1404-7936

                               (C) BLAKE DAWSON WALDRON 2006

                                    DEED POLL
DATE:

PARTIES

      LIHIR GOLD LIMITED ARBN 069 803 998 of Level 7, Pacific Place, Cnr Champion Parade and Musgrave Street, port Moresby, National Capital District, Papua New Guinea (LIHIR)

      Each person registered as a holder of fully paid ordinary shares in BALLARAT GOLDFIELDS N.L. ACN 006 245 441 of 10 Woolshed Gully Drive, Mt Clear, Victoria 3350, Australia (BALLARAT GOLDFIELDS) as at the Record Date (SCHEME PARTICIPANTS)

OPERATIVE PROVISIONS

1.    INTERPRETATION

1.1   DEFINITIONS

      The following definitions apply in this document.

      SCHEME Means the scheme of arrangement under Part 5.1 of the Corporations Act between Ballarat Goldfields and the Scheme Participants which, if implemented, will give effect to the merger of Lihir Australia and Ballarat Goldfields.

      Other capitalised words and phrases have the same meaning as given to them in the Scheme.

1.2   INTERPRETATION

      In this deed poll, headings and bolding are for convenience only and do not affect its interpretation and, unless the context requires otherwise:

      (a)   words importing the singular include the plural and vice versa;

      (b) a reference to any document (including the Scheme) is to that document as varied, novated, ratified or replaced;

      (c) a reference to a clause, party, annexure or schedule is a reference to a clause of, and a party, annexure and schedule to, this deed poll and a reference to this deed poll includes any annexure and schedule;

      (d) a reference to a party to a document includes that party's successors and permitted assigns;

      (e) no provision of this agreement will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this deed poll or that provision;

      (f) a reference to an agreement other than this deed poll includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

      (g)   the word "includes" in any form is not a word of limitation;

      (h)   a reference to "$" or "dollar" is to Australian currency; and

      (i)   a reference to time is a reference to Australian Eastern Summer
            Time.

1.3   NATURE OF THIS DEED POLL

      Lihir acknowledges that this deed poll may be relied on and enforced by any Scheme Participant in accordance with its terms, even though the Scheme Participants are not party to it.

2.    CONDITIONS

2.1   CONDITIONS

      The obligations of Lihir under clause 3 are subject to the Scheme becoming Effective in accordance with section 411 of the Corporations Act.

2.2   TERMINATION

      If the Merger Implementation Agreement is terminated or the Scheme has not become Effective on or before the End Date, the obligations of Lihir under this deed poll will automatically terminate, unless Lihir otherwise agrees.

2.3   CONSEQUENCES OF TERMINATION

      If this deed poll is terminated under clause 2.2, in addition and without prejudice to any other rights, powers or remedies available to it:

      (a) Lihir is released from its obligations to further perform this deed poll; and

      (b) Scheme Participants retain the rights they have against Lihir in respect of any breach of this deed poll which occurs before it is terminated.

3.    CONSIDERATION

3.1   PERFORMANCE OF OBLIGATIONS GENERALLY

      Lihir will comply with its obligations under the Scheme and will do all things necessary or expedient on its part to implement the Scheme.

3.2   SCHEME CONSIDERATION

      Subject to clause 2, in consideration for the transfer to Lihir Australia of each Ballarat Goldfields Share held by a Scheme Participant under the terms of the Scheme, Lihir will, on the Implementation Date:

      (a) provide or procure the provision of the Scheme Consideration to each Scheme Participant in accordance with the Scheme;

      (b) enter the name of each Scheme Participant on the register of members of Lihir in respect of the aggregate number of New Lihir Shares to be provided to each

            Scheme Participant as consideration for all of his or her Ballarat Goldfields Shares in accordance with the Scheme;

      (c) send or procure the despatch to each Scheme Participant by pre-paid post to his or her address recorded in the Register at the Record Date, a holding statement in the name of that Scheme Participant representing the total number of New Lihir Shares to be issued to that Scheme Participant in accordance with the Scheme.

4.    LIHIR WARRANTIES

      Lihir warrants that:

      (a) it is validly existing corporation registered under the laws of its place of incorporation;

      (b) it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transaction contemplated by this deed poll;

      (c) it has taken all the necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll; and

      (d)   this deed poll is valid and binding on it.

5.    CONTINUING OBLIGATIONS

      This deed poll is irrevocable and subject to clause 2 in full force and effect until:

      (a)   Lihir has fully performed its obligations under this deed poll; or

      (b)   the earlier termination of this deed poll under clause 2.2.

6.    NOTICES

6.1   FORM

      Any communications in connection with this deed poll must be:

      (a)   in writing;

      (b) addressed to Lihir at the address shown below and marked for the attention of the Investor Relations Manager:

            LIHIR

            Address:   Level 7, Pacific Place
                       Cnr Champion Parade and Musgrave Street
                       Port Moresby, National Capital District, Papua New Guinea

            Fax No:    (+675) 321 4705

      (c) signed by the person making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that person.

6.2   DELIVERY

      They  must be:

      (a) left at the address set out for referred to in clause 6.1(b) of this deed poll;

      (b) sent by prepaid ordinary post (airmail if appropriate) to the address set out or referred to in clause 6.1(b) of this deed poll;

      (c)   sent by fax to the fax number set out or referred to in clause
            6. l(b) of this deed poll; or

      (d)   given in any other way permitted by law.

      However, if the intended recipient has notified a changed postal address or changed fax number, then the communication must be to that address or number.

6.3   WHEN EFFECTIVE

      They take effect from the time they are received unless a later time is specified.

6.4   RECEIPT POSTAL

      If sent by post, they are taken to be received three days after posting (or seven days after posting if sent to or from a place outside Australia).

6.5   RECEIPT-FAX

      If sent by fax, they are taken to be received at the time shown in the transmission report as the time that the whole fax was sent.

6.6   RECEIPT-GENERAL

      Despite clauses 6.4 and 6.5, if they are received after 5.00 pm in the place of receipt or on a non-Business Day, they are to be taken to be received at 9.00 am on the next Business Day.

7.    STAMP DUTY

7.1   STAMP DUTY

      Lihir will:

      (a) pay all stamp duties and any related fines and penalties in respect of this deed poll, the performance of this deed poll and each transaction effected by or made under this deed poll; and

      (b) indemnify each Scheme Participant against any liability arising from failure to comply with paragraph (a).

8.    GENERAL

8.1   EXERCISE OF RIGHTS

      If a Scheme Participant does not exercise a right of remedy fully or at a given time, it may still exercise it later.

8.2   CUMULATIVE RIGHTS

      The rights, powers and remedies of Lihir and each Scheme Participant under this deed poll are cumulative and do not exclude any other rights, powers or remedies provided by law independently of this deed poll.

8.3   ASSIGNMENT

      The rights and obligations of Lihir and each Scheme Participant under this deed poll are personal and must not be assigned or otherwise dealt with at law or in equity.

8.4   VARIATION

      Lihir must not vary a provision of this deed poll, or right created under it.

8.5   WAIVER

      Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this agreement by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other rights, power or remedy provided by law or under this agreement.

8.6   SEVERABILITY

      If the whole or any part of a provision of this deed poll is void, unenforceable or illegal in a jurisdiction it is severed for that jurisdiction. The remainder of this deed poll has full force and effect and the validity or enforceability of that provision in any other jurisdiction is not affected. This clause 8.6 has no effect if the severance alters the basic nature of this deed poll or is contrary to public policy.

8.7   FURTHER ACTION

      Lihir will promptly do all things and execute and deliver all further documents required by law or reasonably requested by any other party to give effect to this deed poll.

8.8   GOVERNING LAW AND JURISDICTION

      This deed poll is governed by the law in force in the State of Victoria. Lihir irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of the State of Victoria and courts of appeal from them.

EXECUTED as a deed poll.

EXECUTED by LIHIR GOLD LIMITED
ARBN 069 803 998:

-----------------------------                    -------------------------------
Signature of director                            Signature of director/secretary

----------------------------                     -------------------------------
Name                                             Name

                                   ANNEXURE 3

                                   TIMETABLE

EVENT                                                                    DATE
Finalise MIA and announce transaction                                    By 17 October 2006

Draft Scheme Booklet and IER                                             16 November 2006

Lodge Scheme Booklet with ASIC for review                                16 November to 30 November 2006

Application in respect of the court hearing to be held on the            20 November 2006
First Court Hearing Date, filed with the court, served on
ASIC and delivered to ASX

First Court Hearing Date                                                 5 December 2006

Printing and despatch of Scheme Booklet                                  5-11 December 2006

Scheme Meeting held                                                      11 January 2007

Second Court Hearing Date                                                16 January 2007

Lodge court order with ASIC (Effective Date)                             17 January 2007

Record Date                                                              24 January 2007

Implementation Date                                                      30 January 2007

NOTE - THESE DATES ARE INDICATIVE ONLY AND ARE SUBJECT TO CHANGE

                                   ANNEXURE 4

                               JOINT ANNOUNCEMENT

(LIHIR LOGO)                                            (BALLARAT LOGO)

17 OCTOBER 2006

                             JOINT ASX ANNOUNCEMENT

                          LIHIR AND BALLARAT TO MERGE


Lihir Gold Ltd and Ballarat Goldfields NL have proposed a merger of the two companies, creating a major Asia-Pacific pure gold producer.

The combined company will have two world class assets in Australia and Papua New Guinea, a strong growth profile, reducing costs and significant exploration opportunities.

The company is expected to achieve annual gold production of more than 900,000 ounces in 2008, around 1 million ounces in 2009, and well in excess of 1 million ounces per annum thereafter.

Importantly, the transaction also will secure the future of the Ballarat operation by providing the financial resources required to take the project to full development.

THE MERGER PROPOSAL

The merger will be achieved through a scheme of arrangement (Scheme).

Under the Scheme, Ballarat shareholders will receive 5 Lihir shares for every 54 Ballarat shares held which equates to a value of 28.8 cents per Ballarat share based on the closing price of Lihir's shares on the day prior to the announcement of the transaction. This offer values Ballarat at $350 million, based on its fully diluted share capital.

This offer price represents a 28% premium to the last traded price of Ballarat prior to its trading halt on 13 October 2006.

Based on the last traded price of Lihir shares, at the completion of the Scheme, the combined company will have a market capitalisation of more than A$4 billion, with Ballarat shareholders holding approximately 8% of the combined group.

It is proposed that the two Non-Executive Ballarat Directors, Alister Maitland and Mike Etheridge, will join the Lihir Board of Directors, and Ballarat's existing management will join the combined company's management team, under Chief Executive Officer Arthur Hood.

Ballarat Chief Executive Richard Laufmann will be appointed as the merged company's Executive General Manager Australian Operations and Business Development, and will continue to be directly responsible for the Ballarat operation.

The corporate head office of the combined entity will be in Brisbane and operational headquarters of the Ballarat mine will remain in Ballarat.

The proposed acquisition is subject to the approval of Ballarat shareholders and the Supreme Court of Victoria. Ballarat shareholders will be provided with a Scheme Booklet outlining the proposal in greater detail which will include an independent expert's report prepared by Grant Samuel & Associates Pty Ltd. This is expected to be provided to Ballarat shareholders during December with the meeting of Ballarat shareholders to approve the proposal to be held during January 2007.

BALLARAT DIRECTORS' RECOMMENDATION

Ballarat's directors intend to unanimously recommend that shareholders vote in favour of the scheme in the absence of a superior proposal and provided that Grant Samuel determines that the proposal is in the best interests of shareholders.

BALLARAT FUNDING

Lihir is committed to the development of the Ballarat East gold project in accordance with Ballarat's development plans over the next 18 months which have been previously announced to the market.

To cover interim funding requirements for the Ballarat East gold project development during the period up to the Ballarat shareholders' meeting to approve the Scheme, Lihir has agreed to provide Ballarat with A$41.7 million through the unconditional subscription for 149 million Ballarat shares at 28 cents per share.


COMPELLING MERGER

Lihir Chairman, Dr Ross Garnaut, said that for both Lihir and Ballarat, the merger was compelling.

"The deal creates genuine value for shareholders of the merged group, by creating a Tier One Asia-Pacific gold producer with strongly growing production," he said.

"This merger will take Lihir into a new era in its development, building on the great progress that has been achieved during the past few years, and consistent with our goal of developing a diversified, profitable, pure gold producer," he said.

Mr Hood said the merger established a combined entity with significant exploration upside, expansion potential and long mine life.

"The combination of these two companies will create a major new force in the gold sector and an attractive investment option for global funds looking for pure gold exposure," he said.

"Furthermore, Ballarat's management brings to the team valuable complementary underground mining skills that will advance our expansion strategy and provide enhanced management capability."

Mr Laufmann said the merger represented a landmark in the development of the Ballarat project.

"This merger secures the future of the Ballarat operation. It means that the shareholders and employees can be confident in the long term future and prosperity of this operation.

"As a cornerstone of a larger, multi-mine company, we will have the financial resources required to ensure that this project is properly developed," he said.

CONDITIONS TO THE SCHEME

The principal conditions to the implementation of the Scheme are the approval of Ballarat shareholders, the Supreme Court of Victoria, and applicable regulatory bodies.

MERGER IMPLEMENTATION AGREEMENT (MIA)

Lihir and Ballarat have entered into the MIA under which they have agreed to proceed with the merger by way of the Scheme. Implementation of the merger is conditional on the satisfaction of a number of conditions precedent. The conditions precedent and key terms of the MIA are summarised in Appendix A.

Following approval of the Scheme by Ballarat shareholders and the Court, all shares in the company will be acquired by Lihir and Ballarat will be delisted.

Ballarat shareholders are not required to take any action at this stage in relation to the scheme of arrangement.

ADVISERS

Lihir is being advised by Caliburn Partnership and Blake Dawson Waldron. Ballarat is being advised by RFC Corporate Finance Ltd and Baker & McKenzie.

Contact details
---------------

For further information, please contact:

Lihir Gold Ltd
Joe Dowling
Manager IR
0421 587 755

Josie Brophy
Communications Officer
0448 177 502

Ballarat Goldfields
Joel Forwood
Manager Corporate and Markets
(03) 5327 1111

ABOUT LIHIR GOLD

Lihir Gold owns and operates one of the world's largest gold mines and processing facilities on the island of Lihir, 900 kilometres north-east of Port Moresby in New Ireland province of Papua New Guinea. The company is headquartered in Brisbane, Australia.

Lihir Gold is publicly listed, with 1.28 billion shares on issue and a market capitalisation of approximately US$3 billion. Lihir Gold's shares are traded on the Australian, Port Moresby and Nasdaq stock exchanges.

The Lihir ore body is very large and rich by global standards. According to the company's last resource and reserve statement, in February 2005, the estimated resource is 422 million tonnes averaging 2.95 grams of gold per tonne for 40.0 million ounces of contained gold. It includes proved and probable reserves of 188 million tonnes, averaging 3.48 grams of gold per tonne for 21.0 million ounces of contained gold. This estimate is based on a long-term price assumption of US$380 per ounce.

The Lihir gold mine is an open pit mining operation consisting of three adjacent pits. The pits supply high grade ore for direct processing and lower grade ore for stockpiling for future processing. Nearly all of the ore is refractory sulphide ore which must be oxidised before the gold can be recovered.

The mine has been in operation since 1997 and has produced more than 5 million ounces of gold. Production for the year ended 31 December 2005 was 596,000 ounces, with substantially higher production for 2006. Production will increase to more than 800,000 ounces in 2007, following the expansion of the process plant through the construction of a 3Mt per annum flotation circuit. The company is also currently evaluating a range of options designed to expand annual gold production to in excess of 1 million ounces per annum after 2009.

Under the current mine plan open pit mining is scheduled to continue at Lihir until at least 2021, during which period higher grade ore will be fed directly into the processing plant and lower grade ore will be stockpiled. Processing of lower grade stockpiles will continue until beyond 2040.

Lihir Gold has a large workforce comprising approximately 1,300 staff and 1,900 contractors. Over 36% of employees are Lihirian Nationals, with a further 54% originating from other provinces in PNG.

The Lihir Project is located within a geothermally active area that produces a natural abundance of geothermal steam. Since 2003 Lihir Gold has been harnessing this underground steam reserve to generate electricity, replacing heavy fuel oil powered electricity. The company is due to commission its third geothermal power station by the end of 2006. The new 20 Megawatt (MW) plant will take Lihir Gold's total geothermal capacity to 56MW and meet all of Lihir Gold's current electrical power requirements.

Geothermal power will save the company an estimated US$20 million per year, compared to the cost of heavy fuel oil powered generation. The geothermal plant is also formally certified as a facility that will lead to reductions in greenhouse gas emissions, enabling the company to generate carbon credits and sell them on global markets. This is expected to generate revenues in excess of US$5 million per year.

For further information, please visit Lihir Gold's website at www.lihir.com.pg

ABOUT BALLARAT GOLDFIELDS NL

Ballarat Goldfields has exploration and mining tenements covering the historic Ballarat East and Ballart West goldfields. Before its premature closure around the time of the fist world war, the Ballarat region produced over 12 million ounces of gold. Ballarat Goldfields is seeking to recover gold from the strata beneath the old workings. The company is headquartered in Ballarat.

Ballarat Goldfields is publicly listed on the ASX in Australia and on AIM in the United Kingdom and has approximately 1.2 billion shares on issue.


In 2004, for the first time following discovery in the 1850's, the leases over the entire Ballarat field were consolidated under the sole ownership of Ballarat Goldfields. This has resulted in Ballarat Goldfields constructing a comprehensive geological model of the entire field, demonstrating what many had suspected, that Ballarat had massive unexplored prospectivity. Following a pre-feasibility study, based on Ballarat Goldfields' geological model, underground development at Ballarat East recommenced in December 2004. In line with this plan, drilling has continued to increase confidence in the geological model.

Exploration activities by Ballarat Goldfields have defined an Inferred Resource of 1.4 million ounces at Ballarat East and an additional exploration potential of over 9 million ounces of gold within the company's Ballarat portfolio.

Ballarat Goldfields completed stage one of the processing plant in December 2005 only 6 months after work began. The plant design is unique and based around Gekko Systems Ltd gravity technology. Final concentrate treatment will use an inline leach reactor.

Mine development is continuing with over 5km of development complete to date. The recent extended mine design will focus on the recently discovered high grade mineralisation at depth. The extension of the mine will delay full gold production until 2009 and will cost an estimated A$120m.

For further information, please visit Ballarat Goldfields' website at www.ballarat-goldfields.com.au.

APPENDIX A

SUMMARY OF KEY TERMS OF THE MERGER IMPLEMENTATION AGREEMENT

CONDITIONS PRECEDENT    The principal conditions precedent to the implementation
TO THE SCHEME           of the Scheme include:
                        -     approvals from applicable regulatory bodies such
                              as FIRB, ASIC and ASX;

                        -     unanimous approval of the Ballarat Goldfields
                              Board;

                        -     approval by the PNG Exchange Control;

                        - Ballarat Goldfields shareholder approval of the Scheme at the Scheme Meeting by the requisite majorities under the Corporations Act;

                        - Court approval of the Scheme in accordance with s411 (4)(b) of the Corporations Act;

                        - no Ballarat Goldfields or Lihir Material Adverse Change occurs;

                        - no Ballarat Goldfields or Lihir Prescribed Event occurs;

                        - the Independent Expert issues a report which concludes that the Scheme is in the best interests of Ballarat Goldfields shareholders;

                        -     the MIA has not been terminated;

                        - no person (other than Lihir, a subsidiary of Lihir or any institutional or portfolio investor in Ballarat Goldfields at the date of the MIA) acquires an interest in Ballarat Goldfields securities so as to have a relevant interest in 10% or more of Ballarat Goldfields shares;

                        - Ballarat Goldfields has not entered into a Competing Transaction;

                        - the Gold Price does not fall below USD 500 per ounce;

                        - the S&P ASX 200 Index does not fall below 4,500 on any trading day; and

                        - all Ballarat Goldfields options to subscribe for shares having been exercised, cancelled or transferred to Lihir,

NO TALK AND NO SHOP     Ballarat Goldfields must ensure that during the period
OBLIGATIONS             from the date of the MIA to the earlier of termination
                        of the MIA, the Second Court Date and 28 February 2007
                        ("Non-Solicitation Period") that:

                        - (No Shop) Ballarat Goldfields nor any of its related parties directly or indirectly solicits, invites, facilitates, encourages or initiates any enquiries, negotiations or discussions, or communicates any intention to do any of these things, with a view to obtaining any expression of interest, offer or proposal from any other person in relation to a Competing Transaction; and

                        - (No Talk) Ballarat Goldfields nor any of its related parties negotiates or enters into, participates in negotiations or discussions with any other person regarding a Competing Transaction or potential Competing Transaction or grants any other person any right or access to conduct due diligence in respect of Ballarat Goldfields.

   LIMITATIONS TO NO    The no talk provisions summarised above do not apply if
   TALK OBLIGATION      BALLARAT Goldfields' Board of Directors has determined,
                        based on the written opinion of Queen's Counsel or Senior Counsel, that failing to respond to a publicly announced Competing Transaction would be reasonably likely to be a breach of their fiduciary duties or statutory obligations ("Fiduciary Carve-out").

   COMPETING            If Ballarat Goldfields is approached by another person
   TRANSACTIONS AND     during the Non-Solicitation Period with a Competing
   LIHIR'S RIGHT TO     Transaction to which the No Talk or No Shop provisions
   RESPOND              apply, Ballarat Goldfields must immediately notify Lihir
                        of the identity of that person and the key terms of their Competing Transaction and a copy of the proposal.

                        Ballarat Goldfields must not enter into any agreement in relation to that Competing Transaction unless, after notifying Lihir, Lihir has not within 2 business days of notification submitted a written proposal to Ballarat Goldfields which is on terms no less favourable than the Competing Transaction. If Lihir's proposal is on terms no less favourable than the Competing Transaction, then in the absence of a more favourable offer, Ballarat Goldfields must proceed exclusively with Lihir's proposal, otherwise Ballarat Goldfields may proceed exclusively with the Competing Transaction.

BREAK FEE               A break fee of approximately $A3.5 million is payable by
                        Ballarat Goldfields to Lihir if:

                        - any director of Ballarat Goldfields makes any public statement prior to the approval of the Scheme by the Court to the effect that he or she does not support (or no longer supports) the Scheme, other than because the Independent Expert has concluded that the Scheme is not in the best interests of Ballarat Goldfields shareholders;

                        - any director of Ballarat Goldfields fails to recommend the Scheme or, having done so, any director of Ballarat

                              Goldfields publicly withdraws or varies his or her favourable recommendation of the Scheme (or any part of it) prior to the approval of the Scheme by the Court, other than because the Independent Expert has concluded that the Scheme is not in the best interests of Ballarat Goldfields shareholders;

                        - any director of Ballarat Goldfields publicly recommends, promotes or otherwise endorses a Competing Transaction; or

                        - before the Scheme becomes effective, a Competing Transaction more favourable to Scheme participants in relation to Ballarat Goldfields is announced or open for acceptance and a person under the Competing Proposal acquires more than a 20% interest in Ballarat Goldfields' issued shares, provided that the break fee will not be payable by Ballarat Goldfields if:

                        - prior to any event referred to above occurring, the MIA has already been validly terminated; or

                        - the Scheme becomes Effective notwithstanding the occurrence of any event referred to above.

There are various capitalised terms used in this Summary which are defined in the MIA.